P.E. 12/31/04

ARLS

1-8635

AMERICAN MEDICAL ALERT CORP.

2004

Annual Report

AMAC

Years Ended December 31	2004	2003	2002	2001	2000
Selected Statement of Operations Data					
Revenue:					
Service	$18,852,925	$16,192,712	$14,408,221	$13,579,870	$10,426,206
Product	275,078	375,640	384,194	366,729	324,521
Total Revenue	$19,128,003	$16,568,352	$14,792,415	$13,946,599	$10,750,727
Net Income (Loss)	$410,606	$570,700	$155,619	$109,559	$(529,805)
Net Income (Loss) Per Share - Basic	$0.05	$0.08	$0.02	$0.02	$(0.08)
Net Income (Loss) Per Share - Diluted	$0.05	$0.07	$0.02	$0.02	$(0.08)
Weighted Average Number of Common Shares:					
Basic	7,903,267	7,455,038	7,188,294	6,433,275	6,412,347
Diluted	8,478,824	7,678,252	7,552,002	6,539,659	6,412,347
Selected Balance Sheet Data As of Dec 31					
Total Assets	$19,639,016	$17,936,580	$16,980,647	$14,431,343	$15,133,833
Long-Term Liabilities	$2,025,416	$2,079,363	$2,069,454	$ 1,679,104	$3,164,430
Shareholders' Equity	$15,277,899	$13,707,287	$12,559,257	$ 9,735,414	$9,550,720

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on NASDAQ (Symbol: AMAC). The high and low sale price for the Common Stock, as furnished by NASDAQ, are shown for the fiscal years indicated.

2003	High	Low
First Quarter	$ 2.4700	$ 1.7000
Second Quarter	3.0000	1.7600
Third Quarter	3.1800	2.5000
Fourth Quarter	4.1400	2.2500

2004	High	Low
First Quarter	$ 4.7000	$ 3.3700
Second Quarter	5.1300	4.0000
Third Quarter	4.8200	3.9200
Fourth Quarter	5.2200	3.9900

As of March 25, 2005, there were 328 record holders of the Company's Common Stock.

The Company did not pay dividends on its Common Stock during the two years ended December 31, 2004 and 2003 and does not anticipate paying dividends in the foreseeable future.





Over the past four years and with a twenty-four year history, American Medical Alert Corporation has transformed its position in the evolving healthcare communications industry. The five-year business plan implemented in 2000 was thoroughly documented and disseminated to both employees and shareholders through numerous communications. The detailed objectives included:

- Diversification of the Company's revenue stream.
- Development and acquisition of synergistic service offerings to capitalize on our new high-tech call center infrastructure.
- Development of solution logistics to enhance market entrance into the emerging telehealth disease management monitoring segment.
- Achievement and maintenance of improved cash flow through consolidation of facilities and personnel and increased sales from the newly developed business segments.

As the five-year business plan nears conclusion, an evaluation process is appropriate to assess the results of our efforts. The Company's business plan will continue to build upon the learned experiences the previous years have provided as well as capitalizing on emerging technology.

Business Highlights

Throughout 2004, the Company's Telephone Answering Services (TAS) Division continued to derive appreciable growth and profitability from the development and successful execution of new call center services centralized upon daytime contact support for large healthcare systems and managed care organizations. Creation of daytime service offerings represents an opportunity for the Company to differentiate itself from the overall TAS industry that has traditionally provided only "after hours" services. Defined customer research and market demand analysis is the basis for the service offering parameters. Our multiple call center infrastructures and a seasoned TAS management team are well prepared to meet this new demand as we "scale up" and extend this offering nationwide.

2004 saw the enactment and implementation of landmark legislation designed to embrace disease management as a vital healthcare tool nationwide. The Centers for Medicare and Medicaid Services chose ten (10) companies to participate in a three-year program wherein approximately 200,000 Medicare recipients will receive a variety of disease management services in addition to the traditional medical fee-for-service model available to this cohort. As previously reported, AMAC was chosen by McKesson Corporation to serve as a coalition partner for this initiative. The McKesson program will serve Medicare recipients throughout the State of Mississippi and is scheduled to commence during the third quarter of 2005. If outcome results of this federal program are positive, Medicare has indicated that adoption of the successful modalities may become a permanent option for healthcare provision within its service offerings.

To date, AMAC has experienced its most meaningful success within the disease management monitoring segment in the area of pediatric asthma. Through multiple programs with the New York City's Department of Health and the New York City Health & Hospitals Corporation as well as a study underway with MetroPlus Health Plan, children with pediatric asthma under the care of twelve (12) city operated hospitals are receiving AMAC's Asthma Buddy Program as part of city-wide asthma management initiatives. Previous results of AMAC's program with New York City pediatric asthma patients have demonstrated a clear reduction in emergency department visits, hospital admissions and absenteeism. The children who received the Asthma Buddy Program have reported its ease of use and clinicians charged with overseeing their care have applauded its effectiveness in ameliorating the impact of asthma of the health status of their patients. AMAC has an unequivocal commitment to participating in and expanding the scope of its service offering in this exciting new industry.

The Company promoted Jack Rhian in 2004 to the position of President and Chief Operating Officer. Mr. Rhian is charged with providing continued leadership and direction to the management team to facilitate the successful execution of the Company's ongoing business objectives. During the months and years to come, AMAC will continue to consolidate and centralize its operating offices. The Company has planned for an even more aggressive TAS acquisition strategy by following our proven business evaluation methodology. We will continue to maintain and expand our position as a seasoned PERS provider by offering high quality, cost effective PERS programs and innovative medication reminder products and services. AMAC will continue diligently to establish itself as an emerging leader in the provision of disease management monitoring and telehealth services through a myriad of strategic relationships and other initiatives.

Most recently, the Company's Board of Directors appointed Mr. Jack Gallagher to serve as one of its members. Mr. Gallagher's forty year span as a healthcare and hospital executive will provide the Company's Board of Directors with an even greater capacity to provide expert and perceptive counsel. Mr. Gallagher is qualified to serve as the "audit committee financial expert", as defined by regulations enacted under the Sarbanes Oxley Act.

AMAC today has capitalized on the greatly expanded opportunities in the fast moving healthcare field and has the financial, technological and personnel resources to leverage these achievements in the years ahead. It is our opinion that AMAC is now, more than ever, prepared to prosper and succeed on behalf of all of its stakeholders.

Sincerely,

Howard M. Siegel
Chief Executive Officer

Jack Rhian
President & Chief Operating Officer

GENERAL

American Medical Alert Corporation ("AMAC" or the "Company") is a corporation incorporated under the laws of the State of New York in 1981. As used herein, the term "AMAC" or "Company" means, unless the context requires otherwise, the Company and its wholly owned subsidiaries, HCI Acquisition Corp., LMA Acquisition Corp., and Safe Com, Inc.

AMAC is a healthcare communications company, with three reporting segments: (i) healthcare solutions and monitoring systems ("HSMS") (ii) H-LINK® OnCall Telephone Answering Service ("TAS"), and (iii) Pharmacy Security Monitoring Systems. AMAC's objective is to achieve higher levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles to leverage various healthcare communication and monitoring services through centralized call centers to enhance and diversify the Company's revenue stream and earning capacity. The Company is committed to attaining leadership positions in its market segments through the incorporation of monitored appliances and systems and the development of innovative call center solutions.

The Company's financial model is the generation of monthly recurring revenues (MRR). Under this model, each operating division generates a prescribed monthly fee for services and equipment rendered throughout the duration of the service agreement. For the year ended December 31, 2004, approximately 98% of the Company's revenue was generated from MRR. The remaining 2% was derived from product sales.

PRODUCTS AND SERVICES

1. Healthcare Solutions and Monitoring Systems ("HSMS")

HSMS represents the largest operating segment of the Company's business, accounting for 69% of the company's gross revenue. This operating segment focuses on the marketing of health monitoring system and monitoring services to enhance healthcare delivery and provide 24/7 medical emergency communications.

Personal Emergency Response Systems ("PERS")

Marketed primarily as the VoiceCare® System PERS is the Company's core product and service offering. The system consists of a console unit and a wireless transmitter generally worn as a pendant or on the wrist by the subscriber. In the event of an emergency, the client is able to summon immediate assistance via the two-way voice system that connects their home telephone with the Company's Emergency Response Center ("ERC").

The PERS product line is distributed to the subscriber base through four primary marketing channels: AMAC's Private Pay Program; Third Party Reimbursed Programs; the Distributor Network, made up of Direct Service Providers, ("DSPs"); and the Purchase and Monitoring Program ("PMP"). Under the Private Pay and Third Party Reimbursed Programs, AMAC provides all aspects of service on behalf of subscribers while DSPs and PMPs maintain responsibility for management of subscribers in their program.

Private Pay Program: Individuals from the community can access the VoiceCare system through AMAC's corporate sales office, via any regional office or by mail order. AMAC has referral arrangements with home care agencies and case managers throughout the United States who introduce and recommend VoiceCare to clients and generate an ongoing source of new consumer interest.

Third Party Reimbursed Programs: The Company's PERS are on the Centers for Medicare and Medicaid ("CMS") list of approved monitoring devices. Payment for PERS equipment and monitoring services is available through various state Medicaid Home and Community Based Services waivers programs and other Medicaid funded home care services programs. AMAC believes that the use of home care as an alternative to institutional care will continue to increase, representing an ongoing opportunity for broader use of the Company's current and future products. In 2004, 22% of AMAC's revenue was derived from contracts with Medicaid reimbursed programs for PERS services. These programs operate under a Rental and Monitoring Agreement under which there is an installation and monthly service fee per subscriber billed to the appropriate agency.

Distributor Network: AMAC has developed a network of Direct Service Providers, ("DSPs") to establish and manage VoiceCare programs in their local communities. DSPs may be a hospital system, home health care agency, hospice, senior living facility, durable medical equipment vendor or one of several other types of entities that interact with elderly, infirm or disabled individuals.

In 2004, AMAC introduced ProviderLink, a secure PERS management web tool for DSPs to directly access and manage their PERS programs from any internet ready computer. The Company's customers are in the process of migrating to a paper-light program management tool.

Purchase and Monitoring Program ("PMP"): AMAC's VoiceCare system is also utilized by assisted living and senior housing facilities to offer additional protection to elderly residents. Facilities operate under a PMP

Agreement whereby all necessary equipment is purchased. The facility provides primary monitoring for their residents and some employ AMAC's ERC to serve as their back-up center.

Med-Time®

Complementary to the Company's PERS is the MED-TIME device, an electronic medication reminder and dispensing unit marketed under an exclusive licensing, manufacturing and distribution agreement which began in 1999. This agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. The initial term of the agreement was five years requiring the Company to achieve certain purchase minimums to maintain exclusivity. Thereafter, the agreement converts to an evergreen with annual purchase minimums of 1,500 units. The Company has met all the minimums with PharmaCell to date and continues to maintain exclusivity. The Company is currently engaged in the research and development associated with launching the next generation med-management appliance. MED-TIME helps to ensure adherence to prescribed therapeutic medication regimens and thus reduces healthcare expenditures related to noncompliance. MED-TIME is a valuable asset to visually handicapped, medically or mentally challenged patients and as well as patients on complex daily medication regimens. MED-TIME contains a tray with twenty-eight compartments. At preprogrammed times, one to four times a day, the dispenser reminds the client to access and take the medication. The reminder signal for the stand-alone device remains active for the lesser of thirty minutes or until the medication is removed from the device. Compliance with the medication regimen automatically resets the device.

Med-Time is marketed and distributed through all four of AMAC's primary channels.

Telehealth/Disease Management Monitoring ("TH/DMM")

Management's decision to incorporate telehealth technology into its product development roadmap permitted AMAC early market entry into the TH/DMM industry. TH/DMM represents an opportunity for AMAC to increase its revenue stream from existing home healthcare, government and hospital-based customers as well as create new revenue from Medicare, Medicaid, managed care markets, healthcare services companies and other stakeholders tasked to deliver cost-effective long term care.

According to recent statistics, the end-user market universe to be served by incorporating TH/DMM technology can be derived from two key population segments: (1) baby boomers that comprise 28% of the total American population (approximately 76 million people) aging at home and requiring increasing amounts of healthcare services; (2) individuals with chronic diseases. The latest CMS statistics estimate 45% of the American population is affected by one or more chronic disease states and care for these individuals consumes approximately 78% of all healthcare spending in the United States, equating to more than one trillion dollars annually. The Company believes that early entry into the telehealth/disease management monitoring field provides an unparalleled opportunity for growth.

AMAC's TH/DMM solutions aim to provide a cost-effective daily monitoring solution to improve health, quality of daily living and reduce overall healthcare costs for a significant portion of the approximately one hundred million individuals afflicted with chronic illness, particularly high-risk Medicare beneficiaries with five or more chronic conditions who accounted for over two-thirds of the program's $302 billion spending in 2004.

On November 1, 2001, the Company entered into a cooperative licensing, development, services and marketing agreement with Health Hero Network, Inc. ("HHN"). This five (5) year agreement provides the Company with the exclusive rights to market commercially available HHN technology and to develop a new, integrated appliance combining the features associated with the PERS product and HHN's remote patient monitoring technology. The Company's right to maintain such exclusivity is based on achievement of certain thresholds, all of which have been met to date, and the next threshold to be met is in October 2005. The first generation of the integrated appliance was released commercially in the last quarter of 2003. The nature of the Company's arrangement with HHN is anticipated to provide AMAC with a major point of differentiation from other PERS providers and provides entrée into the greater disease management monitoring marketplace.

As the healthcare community begins to embrace disease management and home patient monitoring as a standard practice in healthcare delivery, the Company believes that TH/DMM will become a significant contributor to the Company's revenue over the next 15-30 months. Management's strategy remains focused on developing additional sales channels through home healthcare companies, government agencies and managed care organizations. AMAC's ability to provide services to a much greater audience of payors, stakeholders and individuals at risk is expected to accelerate. This belief is derived from evidence of industry trends that indicate disease management monitoring will exceed the billion dollar threshold in 2005.

The HHN technology platform has two main components. The first is the patient interface, the Health Buddy® appliance, and the second is the management tool, the AMAC iCare Desktop™. The Health Buddy® appliance is a communications device that utilizes an existing telephone line within the client's home. The Health Buddy® provides clients daily on-screen viewing of their personalized question set (referred to as dialogues) and elicits responses to these dialogues through selection of options highlighted by pressing one of four push buttons. The client not only answers dialogues regarding the symptoms associated with his/her condition, but also is asked questions about their self-care behavior and is provided educational information regarding their condition. The AMAC iCare DesktopTM is an integrated web-based system accessible by authorized care managers through a secure Internet browser. This system allows the healthcare provider to efficiently review and manage population level and individual client data. The AMAC iCare DesktopTM facilitates the collection, analysis, and reporting of client symptomatic, behavioral and educational data utilizing proprietary algorithms and risk stratifying mechanisms. The use of the AMAC iCare DesktopTM may be modified to reflect specific work processes of the individual care manager or healthcare facility.

The efficacy of HHN's system has been the basis of independently funded studies by large healthcare entities. In a two-year clinical demonstration project designed by the Sunshine Network of the Veterans Health Administration to test disease management principles, the care manager role and the effective use of technology to maintain veterans in their homes. The evaluation results concluded that there was a 40% reduction in emergency room visits, 63% reduction in hospital admissions, 60% reduction in hospital bed days of care, 64% reduction in VHA nursing home admissions and 88% reduction in nursing home bed days of care for patients using Health Buddy.

Additional studies conclude that the HHN platform has had not only a positive effect on individual client clinical and qualitative outcomes but also is cost beneficial. .Mercy Health Center, in collaboration with The University of Texas Health Science Center at San Antonio ("UTHScC-SA"), was awarded a $300,000 grant from the Telecommunications Infrastructure Fund Board of the State of Texas in 1999. The study, partially funded by this grant and sponsored by Mercy Health Center of Laredo with support from UTHScC-SA, aimed to improve the health status of indigent border residents with chronic disease through the use of the Health Buddy. Analysis of the financial and clinical impact of Mercy's Telemedicine Diabetes Disease Management Program after one year showed reductions in overall utilization and charges, as well as improvements in quality of life as measured by the Short Form 12 ("SF-12"). SF-12 is a quality of life measurement derived from a health survey. Patients in the program showed reduced overall charges of $747 per patient per year ("PPPY"). Inpatient admissions were reduced 32%, ER encounters were reduced 34%, and outpatient visits were reduced 49%.

Detailed published white papers can be accessed by requesting information from a link from the Company's website at: www.amac.com. Initial AMAC customers utilizing the current model of the device have affirmed similarly positive outcomes from both a clinical and cost avoidance perspective.

PERS BUDDY®

A key value of the arrangement between HHN and AMAC is AMAC's right to build and market integrated appliances. The first generation appliance, PERS Buddy® incorporates all of the features of HHN's disease management platform with the PERS two-way communication capability in one, streamlined unit. Based on customer feedback and in cooperation with HHN, the Company is in the process of developing a second generation appliance, for which Food and Drug Administration ("FDA") approval has been applied for, to accept vital signs data directly from a variety of approved meters including weight scale, blood glucose and blood pressure devices The Company believes this cost-effective, comprehensive solution will be the first in a line of AMAC products which will allow healthcare providers and payors to remain in continuous contact with high-risk patients while enhancing quality of life in a home setting. In 2003, the Company worked with its core provider group to further refine and enhance the services provided. Additional services such as patient enrollment and first-line monitoring support have been offered as a value-added component to clients to promote system utilization.

Resource allocation to support and facilitate this endeavor has been considerable. Nonetheless, the Company believes that this platform for patient-provider communications is a vital element to the success of the Company's long-term strategic plan. As disease management monitoring becomes a national focus, as evidenced by the passage of the Medicare Modernization Act and observed emerging healthcare trends, the opportunity to participate in new mainstream healthcare service policies will unfold on a nationwide scale. The return on investment for the Company through participation in disease management monitoring is potentially enormous given national healthcare policy direction.

In 2004, AMAC was chosen by McKesson Corporation to serve as a coalition member to provide the PERS Buddy system in support of their Chronic Care Improvement Program ("CCIP") award in Mississippi. Under this relationship, AMAC intends to participate by providing PERS Buddy appliances and field service to McKesson's identified patient population. As previously reported by AMAC, McKesson was chosen as one of nine organizations to participate in CCIP. CCIP is an important component of the Medicare Modernization Act and demonstrates a commitment to improving healthcare service delivery and providing cost containment. This program is the first large-scale chronic care improvement initiative under the Medicare FFS program. CMS has selected organizations that will offer self-care guidance and support to chronically ill beneficiaries.

The TH/DMM product line is marketed and distributed to healthcare entities including home care agencies, hospital based programs and managed care organizations all of whom are paying for these services on a per user per month basis. AMAC provides many aspects of product support on behalf of these healthcare entities while the contracted entity maintains responsibility for care management of the patient/end user in their program.

2. Telephone Answering Services ("TAS")

The Company provides TAS to physicians, hospitals, home care, hospice and other healthcare organizations at two communication centers under the brand names H-LINK® OnCall and Live Message America ("LMA"). At 2004 year end, the Telephone Answering Service segment accounted for 29% of the company's gross revenue and is the Company's the fastest growing segment.

Services offered by TAS include message desk services, appointment making, referral services, voice-mail and wireless communications. As part of our business development strategy, management continues to employ the most advanced telephony technology and information systems to develop value added customizable services to maximize staffing and increase revenue. In addition to technology, a critical component for successful expansion is a professionally trained call agent staff. The Company has allocated additional resources to enhance contact agent training and staff development to support H-LINK's expansion efforts, new communication technology, and continuous quality control.

Traditionally, TAS is designed to manage clinically-urgent and time-sensitive after-hours calls. In addition to the core telephone answering services provided, H-LINK has created a footprint for the development of new daytime services to be marketed as H-LINK "Interactive Intelligence Center". The IIC provides healthcare organizations with solutions to manage patient/provider interactions that maximize service performance, increase productivity, and enhance quality control with fee schedules that are materially less than existing in-sourced solutions.

Over the last twelve months several significant healthcare organizations have executed agreements with the Company to provide daytime solutions and services. The MRR associated with these contracts greatly exceed the average MRR of traditional answering service clients and is expected to serve as an increasing revenue source for the Company.

The TAS service line is marketed distributed to four primary channels: Individual and multiple physician; integrated hospital networks, home care agencies and healthcare group purchasing organizations.

3. SAFECOM, INC.- Pharmacy -Security Monitoring Systems

SafeCom, Inc. offers monitoring technology products and safety monitoring to drug stores, 24-hour pharmacies and national and regional retailers. In 2004, SafeCom represented 2% of the Company's gross revenue. Under the Silent Partner brand, the Company provides safety, environmental and device functionality monitoring systems and services integrating key aspects of audio technology and access control systems. The Silent Partner System functions by transmitting emergency signals to the monitoring center, where trained personnel scan audio from microphones placed in an environment to pinpoint the exact location of duress, monitor and record the event, and dispatch local law enforcement. This solution helps minimize employee risk, reduces loss and assists law enforcement agencies in identification and apprehension. SafeCom device functionality monitoring screens passive signals such as, loss of power to DVR/VCR, tape replacement and non-record status.

4. Production/Purchasing

The Company outsources its manufacturing and final assembly of its core product lines. Sources are selected through competitive bids, past performance and accessibility to the engineering process. Although the Company currently maintains favorable relationships with its subcontractors, the Company believes that, in the event any such relationship were to be terminated, the Company would be able to engage the services of alternative subcontractors as required to fulfill its needs without any material adverse effect to the Company's operations. With the exception of several proprietary components, which are manufactured to the Company's specifications, the manufacturing of the Company's product lines requires the use of generally available electronic components and hardware. Product and technology currently provided by HHN related to the Company's telehealth business are considered a sole source supply arrangement, and the Company could require the use of significant funds and resources in the event HHN did not continue to provide these supplies to the Company. The Company has a long term agreement with HHN, and does not anticipate that HHN will be unable to meet its future supply commitments, however one of the products the Company resells which is supplied by HHN, the Health Buddy®, is no longer being supplied in significant quantities as HHN has determined to migrate to a new version which expected to be available shortly, pending FDA approval.

Communications Centers

The Company operates three (3) call centers:

- **Long Island City, New York**
  The Company's primary communications center is located at 36-36 33rd Street, Long Island City, New York. In April 2003, the Company opened a one-hundred seat state-of-the-art call center to centralize the full scope of communication services offered by AMAC. The call center was built with system-wide redundancy and can accommodate growth up to three (3) times its current volume. Phone service to the call center is provided by three separate carriers and is configured to provide continuous service in the event of disruption. Phone circuit entry to the building is provided through a reinforced steel conduit built to UL Central Station Standards. The call center's electricity supply is maintained by a comprehensive, three tiered back-up system. The system consists of dual power supplies at the telephone switch, an uninterruptible power supply ("UPS") and a diesel generator.

  The Company's call center is staffed by full time Information System ("IS") professionals charged with the responsibility to maintain, refine and report on all data and communications system requirements. Critical systems are equipped with secure remote access and diagnostic abilities, enabling offsite as well as on-site access to IS system support 24/7.

- **Audubon, New Jersey**
  This site serves as the call center for TAS provided by the Company's LMA subsidiary and services the Company's Southern New Jersey and Philadelphia TAS customer base. The Company has recently completed an upgrade of its telephony platform at this site compatible with the Long Island City, New York call center. These upgrades allows for significant additional service capability, provides eventual redundancy and overflow as well as single site operational capability during selected time periods to further realize operational efficiencies.

- **Oceanside, New York**
  The corporate office where the communication services were traditionally housed now serves as the back-up center for the Company's PERS Emergency Response Center and Client Services.

Marketing/Customers

The Company markets its portfolio of healthcare communication services and monitoring devices to integrated hospital systems, home healthcare providers, community service organizations, government agencies, third party insurers, as well as private pay clients. The Company believes there are several compelling industry and population trends that will continue to drive utilization of its products and services. Within our HSMS segment, the aging population and percentage of individuals with chronic disease conditions will continue to provide significant opportunity to utilize our telehealth and disease management monitoring solution, to achieve cost control and improve quality of life.

With respect to our TAS business division, we continue to observe increased opportunity with integrated hospital systems and regional home health agencies. Specifically, healthcare organizations are seeking to achieve cost savings by consolidating services through single source vendor relationships. The Company's advanced telephony, call center infrastructure and specialization in healthcare, uniquely positions the Company to effectively compete for new business.

While the Company maintains a position of organic growth in each reporting segment, customer retention is equally important. The Company's customer service, provider relations and accounts services team focus on account maintenance and business development from existing customers.

The Company's products and services may be acquired on a single line or bundled basis and are highly complementary. As demand for our products and services continue to develop, the Company will add additional sales and marketing personnel to enhance our national presence throughout its respective businesses.

Competition

In each business segment, AMAC faces competition, both in price and service from national, regional and local service providers of PERS, TH/DMM, TAS and security monitoring systems. Price, quality of services and, in some cases, convenience is generally the primary competitive elements in each segment.

HSMS

The Company's competition within the HSMS segment includes manufacturers, distributors and providers of personal emergency response equipment and services, disease management and biometric carve out companies and a small number of security companies. The Company's market research estimates that approximately 20-30 companies are providers of competitive PERS products; 15-20 companies are providers of TH/DMM and 5-10 companies are providers of medication management systems. We believe PERS competitors serve in aggregate approximately 800,000 individuals under the PERS product line. As of December 31, 2004, AMAC monitored approximately 50,000 subscribers. AMAC's TH/DMM served approximately 1,400 individuals in 2004. Because TH/DMM is a new field of healthcare services, clear data of actual number of users is unavailable. Some of the Company's competitors may have more extensive manufacturing and marketing capabilities as well as greater financial, technological and personnel resources. The Company's competition focuses its marketing and sales efforts in the following areas: hospitals, home care providers, physicians, ambulance companies, medical equipment suppliers, state social services agencies, health maintenance organizations, and directly to consumers.

We believe the competitive factors when choosing a HSMS provider include the quality of monitoring services, product flexibility and reliability, and customer support. The Company believes it competes favorably with respect to each of these factors. The Company believes it will continue to compete competitively by creating technological enhancements to the core systems that is expected to establish meaningful differentiation from its competitors.

TAS

The Company believes that it is one of the larger medical-specific TAS providers competing with more than 3,300 call centers across the United States and fewer than 10 percent of these call centers are medical-only. The Company considers its scope of services more diverse than those of traditional sole proprietorships that make up the greatest portion of the competitive landscape. While many TAS organizations compete for after-hours business, AMAC is building new services catering to daytime work for large health systems and believes this application is scalable to a nationwide audience.

SafeCom

The SafeCom business is a unique application focused on a niche segment within the security applications industry. Competitors in the security industry include international, national, regional and local providers of residential and commercial security applications, central station monitoring companies and independent electronic security manufacturers. The security industry is highly competitive and represents approximately $19-23 billion dollar in total revenue. It is not the Company's intention to compete in the traditional security monitoring space, rather, the Company is establishing alternative uses for its PERS monitoring system. The application utilized by SafeCom healthcare based, retail customers is another method of leveraging the core system. We believe this strategy will allow AMAC to continue to effectively compete and profit from this segment and build market share.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Statements contained in this Annual Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. These include uncertainties relating to government regulation, technological changes, our expansion plans and product liability risks. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. Readers should carefully review the risk factors described in the Company's Form 10-KSB Report and any other cautionary statements contained in this Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview:

The Company's primary business is the provision of call center monitoring services and solutions through (1) the development and marketing of healthcare solutions and monitoring systems ("HSMS") that include personal emergency response systems, telehealth/disease management monitoring systems and medication management systems; (2) telephone answering services and solutions for the healthcare community; (3) pharmacy security monitoring systems. The Company's products and services are primarily marketed to the healthcare community, including home care, durable medical equipment, medical facility, hospice, pharmacy, managed care and other healthcare oriented organizations. The Company also offers certain products and services directly to consumers. Until 2000, the Company's principal business was the marketing of personal emergency response systems ("PERS"), a device that allows a patient to signal an emergency response center for help in the event of a debilitating illness or accident. Beginning in 2000, the Company began a program of product diversification and customer base expansion to decrease its reliance on a single product line by marketing complementary call center and monitoring services to the healthcare community.

In November 2000, the Company diversified its products/service mix to include telephone answering services ("TAS") for professionals in the healthcare community when it acquired HCI Acquisition Corp. The rationale to enter this segment had several components, including targeting the market functioning as the intermediary for the PERS customer base, leveraging existing infrastructure capability, and establishing an additional significant revenue source. Growth in the TAS market has been accomplished through internally generated sales coupled with two additional acquisitions. The TAS segment now accounts for 29% of the Company's revenues. The Company believes that TAS will continue to be a significant business segment going forward and intends to pursue further acquisitions in this area. The TAS business currently provides revenue of approximately $5.5 million per year and is currently the Company's most profitable segment.

During 2004, the Company has broadened its capabilities to service specialized allied healthcare providers including home care, hospice and other healthcare subspecialties. The Company believes it has identified other communication needs as expressed by the expanded TAS client base. In response to these expressed needs, the Company has developed specialized healthcare communication solutions. These solutions are creating additional opportunities for long-term revenue enhancement. The Company intends to increase its service offerings to significantly expand the TAS reporting segment.

In April 2003, the Company opened a one hundred seat communications center in Long Island City, NY. The center is equipped with state-of-the-art telephony and computer equipment and is driven by proprietary software platforms designed specifically for AMAC's 24 hour emergency monitoring and customer service activities (PERS) and its TAS business. The center is capable of accommodating significant future growth.

In 2001, the Company identified a new market opportunity approaching based on emerging demographic trends. The aging and significant baby boomer population as well as increased life expectancies will manifest a large, fragile and chronically ill older population with an expressed preference for accessing healthcare services from home. New technologies available and under continuous refinement permit the reporting of certain vital signs and indices of a patient's well-being without the presence and cost of a visiting nurse or other home healthcare personnel. With an established presence in the home from our PERS product, the Company entered into a marketing and technology agreement with certain exclusive rights with Health Hero Network, Inc. in 2001 to embark on a research and development project. The result of the project was the Company's entrance into the telehealth/disease management monitoring market and the commercial introduction in the fourth quarter of 2003 of a device known as the PERS Buddy®. This appliance combines the Company's traditional PERS device with Health Hero's interactive dialogues which allows patients to self-report on various conditions to enable daily monitoring and proactive intervention by the healthcare community. The PERS Buddy is designed for patients with chronic conditions such as congestive heart failure, diabetes, asthma and coronary artery disease. The Company believes that the new field of reporting and monitoring, which is becoming widely known as "telehealth", will continue to expand based on increasing acceptance by the medical profession and government reimbursement policies, as well as further clinical and econometric studies concluding that telehealth is both clinically effective and reduces cost.

To round out the Company's portfolio of home monitoring offerings, the Company secured certain exclusive rights to a medication reminder appliance in 1999, which is marketed under the name Med-Time®. The Company sells its device to the same customer base utilizing PERS services as well as through web retailers and directly to consumers. The Company is planning to redesign and upgrade the appliance in 2005 based on customer feedback.

The Company continues to view its two core business segments, HSMS and TAS, as the main contributors to the Company's cash flow from operations.

The Company's third reporting segment, Safe Com pharmacy security monitoring systems, offers equipment and security monitoring to pharmacies and other 24/7 retail organizations. Currently, 472 stores are monitored with this technology. Safe Com's monitoring services are provided at the Company's communication center in Long Island City, New York. The Safe Com platform utilizes the basic PERS technology with a modified application. Although currently providing a small annual revenue contribution, the Company believes a significant opportunity exists and will continue to test the market potential into 2005.

The Company believes that the overall mix of cash flow generating from PERS and TAS services, combined with its emphasis on developing products and services in the telehealth field, provides the correct blend of stability and growth opportunity. The Company believes this strategy will enable it to maintain and increase its role in the healthcare communications field.

Components of Statements of Income by Operating Segment

The following table shows the components of the Statement of Income for the years ended December 31, 2004, 2003 and 2002.

In thousands (000's)					Year Ended Dec 31	
	2004	%	2003	%	2002	%
Revenues						
HSMS	13,266	69%	12,520	76%	11,942	81%
TAS	5,487	29%	3,732	22%	2,664	18%
SafeCom	375	2%	316	2%	186	1%
Total Revenues	19,128	100%	16,568	100%	14,792	100%
Cost of Service & Goods Sold						
HSMS	6,737	51%	5,734	46%	5,745	48%
TAS	2,827	52%	1,885	51%	1,199	45%
SafeCom	209	56%	215	68%	100	54%
Total Cost of Services & Goods Sold	9,773	51%	7,834	47%	7,044	48%
Gross Profit						
HSMS	6,529	49%	6,784	54%	6,197	52%
TAS	2,660	48%	1,847	49%	1,465	55%
SafeCom	166	44%	101	32%	86	46%
Total Gross Profit	9,355	49%	8,734	53%	7,748	52%
Selling, General & Administrative	8,845	46%	8,017	48%	7,665	52%
Interest Expense	58	0%	77	0%	129	1%
Other Income	(357)	(2)%	(505)	(3)%	(474)	(3)%
Income before Income Taxes	809	4%	1,145	7%	428	3%
Provision for Income Taxes	348		574		272	
Net Income	461		571		156	

Note: The percentages for Cost of Services and Goods Sold and Gross Profit are calculated based on a percentage of revenue.

RESULTS OF OPERATIONS:

The Company has three distinct operating business segments, which are HSMS, TAS and Safe Com. The HSMS and TAS are the two significant segments which generate and produce approximately 98% of the Company's revenue and net income, while Safe Com has a minimal impact on these areas; therefore, the operations of Safe Com are not further analyzed below.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues:

HSMS

Revenues, which consist primarily of monthly rental revenues, increased approximately $746,000, or 6%, for the year ended December 31, 2004 as compared to the same period in 2003. The increase is primarily attributed to:

In November 2003, the Company entered into an agreement whereby over 3,000 PERS were placed online from December 2003 through the first quarter of 2004. The Company continues to service this account which now has grown to approximately 4,000 PERS online and has generated approximately $750,000 of revenue for the year ended December 31, 2004. The Company anticipates that this account will continue to grow in 2005.

The Company has increased its sales with respect to its TH/DMM systems. In late 2003, the Company began to market its TH/DMM systems and has increased its customer base along with its revenue, which has increased by approximately $70,000 as compared to the same period in 2003. The Company is continuing to evaluate further additions to its TH/DMM system and is aggressively marketing its product to continue to grow its customer base and revenues.

TAS

The increase in revenues of approximately $1,755,000, or 47%, for the year ended December 31, 2004 as compared to the same period in 2003 was primarily due to the following:

On June 30, 2003, the Company purchased the assets of a telephone answering service business, LMA, located in Audubon, New Jersey. For the year ended December 31, 2004 the Company generated approximately $1,450,000, while in the same period for 2003 the Company recorded approximately $730,000 in revenue. Since the acquisition, LMA has had minimal revenue growth primarily due to the Company focusing on installing a new and upgraded telephony system as well as consolidating the April 2004 acquired answering service into this location. The Company has substantially completed these items and believes that the business will start to grow its revenues.

On April 12, 2004, the Company purchased the assets of another telephone answering service business, alphaCONNECT, Inc., located in Voorhees, New Jersey. In 2004, the Company has generated approximately $435,000 of revenues since the time of acquisition. In the third quarter of 2004, the Company consolidated this operation into the Audubon, New Jersey facility.

The Company has experienced growth within its existing telephone answering service business which was purchased in November 2000. Revenues increased from this internal growth by approximately $575,000 as compared to the same period in 2003. This growth is primarily due to the execution of new agreements with healthcare and hospital organizations. The Company has experienced growth in each of the years since it purchased this answering service in 2000 and anticipates that it will continue to grow this business with further expansion into the healthcare and hospital organizations and to physicians through its marketing strategies.

Cost Related To Services and Goods Sold:

HSMS

Costs related to services and goods increased by approximately $1,002,000 for the year ended December 31, 2004 as compared to the same period in 2003, an increase of 17%, primarily due to the following:

In November 2004, the Company received an inquiry from the Federal Communications Commission ("FCC"). In response to that inquiry the Company has determined that certain versions of its PERS equipment emit levels of radio frequency energy that exceed applicable standards designed to reduce the possibility of interference with radio communications. As a result, the Company recorded a charge of $445,000 for the testing and upgrading of certain versions of its PERS equipment to meet FCC applicable standards. The Company is currently working with the FCC to determine an action plan to establish a timeframe to complete an upgrade program for the affected PERS equipment.

With the execution of an agreement in November of 2003 to place in excess of 3,000 PERS customers online, the Company hired independent subcontractors to perform the initial installation and service associated with this new business. These independent subcontractors continue to be utilized, at a reduced number, to perform the current installations, service and removals associated with this account and other accounts located within the same geographical area. This has accounted for approximately $155,000 of the increase as compared to the same period in 2003.

In 2004, the Company recorded a write down of its PERS Buddy component parts inventory in the amount of approximately $230,000. In the second half of 2004, the Company purchased various inventory components with the intention of building additional PERS Buddy units. It was subsequently determined, due to technological advances; the Company would invest future resources in a more sophisticated next generation product. As a result, the Company evaluated its components inventory parts and reserved an amount related to those items not to be utilized.

Depreciation has increased by approximately $145,000 as compared to the same period in 2003, due to the Company placing additional PERS and enhanced PERS in service and occupying its new call center facility in April of 2003. As the Company continues to grow its customer base, the Company is purchasing additional PERS and enhanced PERS systems which are being depreciated over their useful lives. During 2004 and 2003, the Company purchased approximately $2,000,000 and $1,400,000, respectively, of PERS and enhanced PERS systems. Upon occupying its new facility, depreciation commenced on the cost associated with the build-out of the new facility which was approximately $1,100,000. As of December 31, 2004 and 2003, the Company recorded depreciation of approximately $1,922,000 and $1,777,000, respectively, charged to Cost of Services and Goods Sold.

TAS

Costs related to services and goods increased by approximately $942,000 for the year ended December 31, 2004 as compared to the same period in 2003, an increase of 50%, primarily due to the following:

With the acquisitions of the telephone answering service businesses, LMA and alphaCONNECT, in June 2003 and April 2004, respectively, the Company's costs, consisting primarily of payroll and payroll related expenses, increased by approximately $530,000. This is due to the Company recording a full years expense related to LMA and nine months of alphaCONNECT, Inc expenses in 2004 as opposed to only six months of LMA expense in 2003. In the third quarter of 2004, the Company consolidated its two acquisitions into one location and the Company believes this will realize efficiencies, without negatively impacting service, which will result in decreased costs and increased margins.

With the increase in business in its existing telephone answering service and the Company's continued focus on a higher level of service to its customers, the Company hired additional telephone answering service supervisors and operators in its Long Island City location. These personnel additions along with general pay rate increases has accounted for approximately $320,000 of increased costs as compared to the same period in 2003. As the Company continues to grow its customer base and revenues, it will continue to evaluate personnel levels and determine if additional personnel are necessary.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $828,000 for the year ended December 31, 2004 as compared to the same period in 2003, an increase of 10%. The increase is primarily attributable to the following:

The acquisitions of LMA and alphaCONNECT, Inc. in 2003 and 2004, respectively, resulted in the Company incurring approximately $800,000 of administrative costs for the year ended December 31, 2004, as compared to $310,000 in the same period in 2003. The most significant expenses in 2004 are payroll and related benefits of approximately $375,000 and amortization expense of $172,000 in 2004. Amortization relates to non-compete agreements and customer lists, which are being amortized over a five year period.

Amortization expense, excluding LMA and alphaCONNECT, Inc., in 2004 increased by approximately $155,000, as compared to the same period in 2003, primarily as a result of the Company commencing amortization of its costs associated with its cooperative licensing agreement with HHN, as certain milestones were met, in July 2003. Amortization will continue on this cooperative licensing agreement with HHN through November 2006, the end of the initial term of the agreement.

In executing its agreement with a company whereby over 3,000 Personal Emergency Response Systems (PERS) were placed online, the Company opened an office on the West Coast and hired additional personnel. This, along with the addition of personnel in its telehealth department has resulted in approximately a $250,000 increase in expense as compared to the same period in 2003.

There were other smaller increases in selling, general and administrative expenses which arose out of the normal course of business such as equipment maintenance, insurance fees and depreciation.

These increases in the selling, general and administrative expenses were partially offset by:

In connection with the HCI acquisition, the Company issued two warrants to purchase 133,333.33 and 105,000 shares, respectively, of the Company's common stock. Each warrant contained a "Put Option" giving the holder the option, only during a specific period, to require the Company, under certain circumstances, to redeem the warrants at specified prices of $5 and $6 per share (the "Put price"), respectively, less the warrant exercise price of $2 per share. In lieu of honoring the Put Option, the Company has the right to request the exercise of the warrant, and in that case, upon such exercise, paying the holder only the difference between the Put Price and the market price of the common stock at the time of such exercise. In November 2003, the holder exercised the Put Option on the first warrant (133,333.33 shares) and the Company enforced its right to request the holder to exercise the warrant such that the Company only paid to the holder the difference between the Put Price and the market price of the common stock at the time of such exercise. Since inception, the Company has been recording a liability for the Put Option and adjusting it based on valuations that take into account, among other things, the current market value of the Company's common stock. For the year ended December 31, 2004, the Company recorded a reduction of the liability and a corresponding charge to income of $190,000 for the one remaining warrant while during the year ended December 31, 2003, the Company had recorded a reduction of the liability and a corresponding charge to income of $29,333. The Company is released from its obligation under the Put Option if the Company's stock trades above the Put Price of each respective warrant for a period of 10 consecutive trading days. In March 2005, the Company's stock traded above the put price of $6.00 for a period of 10 consecutive trading days releasing the Company of its total obligation under the put component of the warrant.

Interest Expense:

Interest expense decreased by approximately $19,000 for the year ended December 31, 2004 as compared to the same period in 2003, a decrease of 25%. The decrease was primarily due to the Company continuing to pay down its term loan as well as fully satisfying certain of its previously executed capital leases.

Other Income:

Other income for the year ended December 31, 2004 and 2003 was approximately $357,000 and $505,000, respectively. Other Income for the year ended December 31, 2004 and 2003 includes Relocation and Employment Assistance Program ("REAP") credits in the approximate amounts of $312,000 and $176,000, respectively. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes. The Company believes employee levels will remain sufficient to recognize approximately $300,000 per annum. Other income for the year ended December 31, 2003 also includes a gain of approximately $170,000 resulting from the sale of a building that formerly housed the HCI telephone answering service operations. Additionally, other income in 2003 includes approximately $75,000 relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. As of March 31, 2003, the replacement program was substantially completed and the vendor paid all costs incurred by the Company in connection with this program.

Income Before Provision for Income Taxes:

The Company's income before provision for income taxes for the year ended December 31, 2004 was approximately $809,000 as compared to $1,145,000 for the same period in 2003. The decrease of $336,000 for the year ended December 31, 2004 primarily resulted from an increase in the Company's costs related to services and selling, general and administrative costs offset by an increase in the Company's service revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues:

HSMS

Revenues, which consist primarily of monthly rental revenues, increased approximately $579,000, or 5%, for the year ended December 31, 2003 as compared to the same period in 2002. The increase is primarily attributed to:

Through the Company's continued expansion efforts in the telehealth area, the Company generated approximately $350,000 of revenue in 2003 from the rental of the Health Buddy unit, whereas for the same period in 2002, the Company generated revenue of approximately $50,000.

The Company experienced continued growth in its customer base through efforts which included expansion into new regions, competitive conversions and strategic partnerships with healthcare provider systems. This growth resulted in a net increase of approximately $270,000 as compared to the same period in 2002.

TAS

The increase in revenues of approximately $1,068,000, or 40%, for the year ended December 31, 2003 as compared to the same period in 2002 was primarily due to the following:

On June 30, 2003, the Company purchased the assets of a telephone answering service business, LMA, located in Audubon, New Jersey. For the year ended December 31, 2003 the Company generated approximately $729,000 in revenue. The Company planned to continue its pursuit of telephone answering service entities.

The Company has experienced growth within its existing telephone answering service business which was purchased in November 2000. Revenues increased from this internal growth by approximately $340,000 as compared to the same period in 2002. This growth is primarily due to the execution of new agreements with an entity involved in cost management and purchasing of services on behalf of hundreds of healthcare and hospital organizations. The Company has experienced growth in each of the years since it purchased this answering service in 2000 and anticipates that it will continue to grow this business with further expansion into the healthcare and hospital organizations and to physicians through its marketing strategies.

Cost Related To Services and Goods Sold:

HSMS

Costs related to services and goods decreased by approximately $10,000 for the year ended December 31, 2003 as compared to the same period in 2002, primarily due to the following:

The Company incurred expenses relating to the rental of the Health Buddy unit in accordance with its Cooperative Licensing, Development, Services and Marketing Agreement with HHN, in direct correlation with the growth of its customer base and revenues. This item represented approximately $178,000 of expense in 2003 as compared to approximately $72,000 for the same period in 2002.

Depreciation has increased by approximately $145,000 as compared to the same period in 2002, due to the Company placing additional PERS and enhanced PERS in service and occupying its new call center facility in April of 2003. As the Company continues to grow its customer base, the Company is purchasing additional PERS and enhanced PERS systems which are being depreciated over their useful lives. Upon occupying its new facility, depreciation commenced on the cost associated with the build-out of the new facility which was approximately $1,100,000. As of December 31, 2003 and 2002, the Company recorded depreciation of approximately $1,777,000 and $1,632,000, respectively, charged to Cost of Services and Goods Sold.

These increases in the cost related to services and goods sold were offset by:

A reduction of personnel in the ERC and customer service departments, which was directly attributed to the relocation of the PERS monitoring center and telephone answering service into one facility, resulting in a reduction of $125,000 and a decrease in the telephone expense generating a reduction of approximately $70,000.

TAS:

Costs related to services and goods increased by approximately $686,000 for the year ended December 31, 2003 as compared to the same period in 2002, an increase of 57%, primarily due to the following:

With the acquisitions of the telephone answering service business, LMA in 2003, the Company's costs increased by approximately $295,000. This is due to the Company recording six months of expense in 2003 relating to this acquisition and no expense in 2002.

With the increase in business in its existing telephone answering service and the Company's continued focus on a higher level of service to its customers, the Company hired additional telephone answering service supervisors and operators in its Long Island City location. These personnel additions along with general pay rate increases has accounted for approximately $140,000 of increased costs as compared to the same period in 2003. As the Company continues to grow its customer base and revenues, they will continue to evaluate personnel levels and determine if additional personnel are necessary.

In April 2003, the Company occupied a new facility to operate its ERC, customer service and its telephone answering service divisions. The rent and real estate taxes associated with this new facility and allocated to the TAS business was approximately 135,000, while in 2002 the telephone answering service was operating out of an owned building and had approximately $23,000 of charges for maintenance and real estate taxes.

Selling, General and Administrative Expenses:

Selling, general and administrative expenses increased by approximately $352,000 for the year ended December 31, 2003 as compared to the same period in 2002, an increase of 5%. The increase is primarily attributable to the following:

The acquisition of LMA in 2003 resulted in the Company incurring approximately $311,000 of administrative costs for the year ended December 31, 2004. The most significant expenses in 2003 were payroll and related benefits of approximately $140,000 and amortization expense of $60,000. Amortization relates to non-compete agreements and customer lists, which are being amortized over a five year period.

Amortization expense, excluding LMA, in 2003 increased by approximately $165,000, as compared to t he same period in 2002, primarily as a result of the Company commencing amortization of its costs associated with its cooperative licensing agreement with HHN, as certain milestones were met, in July 2003. Amortization will continue on this cooperative licensing agreement with HHN through November 2006, the end of the initial term of the agreement.

These increases in the selling, general and administrative expenses were partially offset by:

In connection with the HCI acquisition, the Company issued two warrants to purchase 133,333.33 and 105,000 shares, respectively, of the Company's common stock. Each warrant contained a "Put Option" giving the holder the option, only during a specific period, to require the Company, under certain circumstances, to redeem the warrants at specified prices of $5 and $6 per share (the "Put price"), respectively, less the warrant exercise price of $2 per share. In November 2003, the selling stockholder exercised the Put Option on the first warrant (133,333.33 shares) and the Company elected to require him to exercise the warrant such that the Company was only required to pay him $1.52 per share, representing the difference between $5.00 and the average fair value of the shares during the requisite 10-day period, or $3.48. With this, along with a valuation performed by an independent appraiser on the second warrant, the Company recognized income of approximately $29,000 in 2003 as compared to an expense in 2002 of $113,000.

Interest Expense:

Interest expense decreased by approximately $52,000 for the year ended December 31, 2003 as compared to the same period in 2002, a decrease of 41%. The decrease in 2003 was primarily due to the Company continuing to pay down on its term loan as well as fully satisfying certain of its previously executed capital leases.

Other Income:

Other income for the year ended December 31, 2003 and 2002 was approximately $505,000 and $474,000, respectively. Other Income for the year ended December 31, 2003 includes Relocation and Employment Assistance Program ("REAP") credits in the approximate amount of $176,000. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes. Other income for the year ended December 31, 2003 also includes a gain of approximately $170,000 resulting from the sale of a building that formerly housed the HCI telephone answering service operations. Additionally, other income in 2003 includes approximately $80,000 relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. As of March 31, 2003, the replacement program was substantially completed and the vendor paid all costs incurred by the Company in connection with this program. Other income in 2002 included approximately $255,000 relating to the replacement of activators. Additionally, other income in 2002 includes an insurance recovery of $100,000 relating to the loss of certain leased medical devices and approximately $98,000 of interest income principally relating to the investment of funds realized from the April 2002 private placement and interest accrued on the note due from the Company's principal shareholder.

Income Before Provision for Income Taxes:

The Company's income before provision for income taxes in 2003 was $1,145,000 as compared to $428,000 in 2002, an increase of $717,000. The increase in 2003, as compared to 2002, resulted from an increase in the Company's service revenues and other income; partially offset by increases in costs related to services and selling and administrative costs.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Liquidity and Capital Resources

The Company has a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loan will bear interest at either (a) LIBOR plus 3.5% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus 1.0% and the revolving credit line will bear interest at either (a) LIBOR plus 3.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus .5%. The Company has the option to choose between the two interest rate options under the term loan and revolving credit line. The term loan is payable in equal monthly principal payments of $25,000 over five years while the revolving credit line is available through May 2005. The outstanding balance on the term loan at December 31, 2004 was $725,000. There were no amounts outstanding on the revolving credit line at December 31, 2004.

On March 28, 2005, the Company amended its loan documents whereby the borrowings under the term loan will bear interest at either (a) LIBOR plus 2.25% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 2.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The revolving credit line has also been extended for an additional three (3) years and is now available through May 2008. Additionally, certain of the covenants were amended.

At December 31, 2004, the Company was in compliance with its loan covenants under the agreement dated May 20, 2002 and as amended on August 11, 2003 and March 28, 2005.

The following table is a summary of contractual obligations as of December 31, 2004:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Line	$ -0-				
Debt (a)	$ 797,258	$ 300,814	$ 492,925	$ 3,519	
Capital Leases (b)	$ 119,201	$ 94,743	$ 24,458		
Operating Leases (c)	$ 4,949,102	$ 470,158	$ 1,131,667	$ 648,492	$ 2,698,785
Put Warrant Obligation (d)	$ 10,000	$ 10,000			
Total Contractual Cash Obligations	$ 5,875,561	$ 875,715	$ 1,649,050	$ 652,011	$ 2,698,785

(a) Debt includes the Company's term loan of $725,000 which matures in June 2007, as well as loans associated with the purchase of automobiles.

(b) Capital lease obligations relate to the purchase of the Company's new Customer Service/Emergency Response software and the purchase of telephone answering service equipment. Both of these capital leases mature in January 2006.

(c) Operating leases include rental of facilities at various locations within the United States. These operating leases include the rental of the Company's call center, warehouse and the office facilities. These operating leases have various maturity dates. The Company currently leases office space from the Chief Executive Officer and principal shareholder pursuant to a lease which expires in September 2007. The Company leased a second building from the Chief Executive Officer and principal shareholder until October 2004, at which time the Company was released from its obligation.

(d) Put Warrant obligation represents an obligation associated with the Harriett Campbell, Inc. acquisition in November 2000. One warrant to purchase 105,000 shares of the Company's common stock was outstanding as of December 31, 2004. This warrant contains a "Put Option" giving the holder the option, only during a specific period, to require the Company, under certain circumstances, to redeem the warrants at specified price of $6 per share (the "Put Price") less the warrant exercise price of $2 per share, or at the option of the Company to pay the difference between the Put Price and fair market value. The Company is released from its obligation under the Put Option if the Company's stock trades above the Put Price of each respective warrant for a period of 10 consecutive trading days. In March 2005, the Company's stock traded above the put price of $6.00 for a period of 10 consecutive trading days releasing the Company of its total obligation under the put component of the warrant.

The primary sources of liquidity are cash flows from operating activities. Net cash provided by operating activities was approximately $4.2 million for the year ended December 31, 2004 as compared to approximately $2.7 million for the same period in 2003. During 2004, increases in cash provided by operating activities are primarily the result of an increase from depreciation and amortization of approximately $0.5 million and an increase in liabilities of approximately $0.8 million. The increase in liabilities is primarily related to the purchase of inventory components in the second half of 2004 of approximately $0.5 million which were not paid as of December 31, 2004 and the recording of an accrual of approximately $0.4 million relating to costs to upgrade certain versions of its PERS and related equipment to meet the applicable standards of the FCC.

Net cash used in investing activities for the year ended December 31, 2004 was approximately $3.8 million as compared to $1.3 million in the same period in 2003. The primary components of net cash used in investing activities in 2004 and 2003 were capital expenditures and acquisitions. Net cash used in investing activities for capital expenditures for 2004 and 2003 were approximately $2.6 and $1.8 million, respectively and for acquisitions was approximately $0.8 and $1.7 million, respectively. Capital expenditures for 2004 primarily relate to the production and purchase of the enhanced PERS and traditional PERS systems and the continued enhancement of its telephony equipment. In 2003, the capital expenditures related to the production and purchase of traditional PERS systems, the build out of the call center and enhancements to the management information systems. In addition, in both 2004 and 2003, the Company purchased the assets of telephone answering service businesses. The 2003 cash used in investing activities was offset by the liquidation of approximately $2.1 million of marketable securities, the proceeds of which were primarily used for an acquisition and capital expenditures.

Cash flows for the year ended December 31, 2004 from financing activities were approximately $0.6 million compared to cash used in financing activities of $.1 million for the same period in 2003. The primary components of cash flow derived from financing activities in 2004 and 2003 were proceeds received from the exercise of stock options and warrants. The proceeds from the exercise of both stock options and warrants were approximately $1.0 and $0.6 million in 2004 and 2003, respectively. The primary components used in financing activities during 2004 and 2003 was the repayment of debt of approximately $0.4 and $,0.5, respectively. In addition, 2003 included the payment of approximately $0.2 million towards the put warrant obligation.

During the next twelve months, the Company anticipates it will make capital expenditures of approximately $2.8 – $3.2 million for the production and purchase of the enhanced PERS and traditional PERS systems and enhancements to its computer operating systems. This amount is subject to fluctuations based on customer demand. In addition, the Company anticipates incurring approximately $0.5 - $0.7 million of costs relating to research and development of its enhanced PERS and Med-Time dispenser.

As of December 31, 2004 the Company had approximately $3.2 million in cash and the Company's working capital was approximately $5.8 million. The Company believes that with its present cash balance and with operations of the business generating positive cash flow, this will enable it to meet its cash, working capital and capital expenditure needs for at least the next 12 months. The Company also has a revolving credit line, which expires in May 2008 that permits borrowings up to $1.5 million of which no amounts were outstanding at December 31, 2004.

Off-Balance Sheet Arrangements:

As of December 31, 2004, the Company has not entered into any off-balance sheet arrangements that are reasonably likely to have an impact on the Company's current and future financial condition.

Other Factors:

On April 12, 2004, the Company acquired substantially all of the assets of alphaCONNECT, Inc., a New Jersey based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $691,956 and consisted of an initial cash payment of $563,816 and future cash payments of $51,256 and $76,884 to be paid to the Seller after the first and second year anniversaries from the date of the executed agreement, respectively. The Company also paid professional fees of $76,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue are met by the acquired business. The first measurement date for this potential additional purchase price consideration is April, 2005. The Company does not believe any additional purchase price consideration will be required at this measurement date.

On June 30, 2003, the Company acquired substantially all of the assets of Live Message America, Inc. ("LMA"), a New Jersey based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price consisted of a cash payment of $1,607,818 plus professional fees of

$93,902. A potential exists for the payment of additional purchase price consideration based on a percentage of revenue of the acquired business if certain thresholds concerning revenue and earnings are met. The measurement date for this potential additional purchase price consideration is June 30, 2005.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York to consolidate its HCI and Oceanside ERC and Customer Service facilities. The Company believes that centralization of the ERC, Customer Service and H-LINK® OnCall operations will provide additional efficiencies and facilitate the continued projected growth of the H-LINK and PERS divisions. The fifteen (15) year lease term commenced in April 2003 when the property was first occupied by the Company. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes.

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company developed, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. Pursuant to the HHN Agreement, the Company is the exclusive manufacturer and distributor in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with HHN's internet based disease management monitoring technology. The Company's right to maintain such exclusivity is based on achievement of certain thresholds, all of which have been met to date, and the next threshold to be met is in October 2005. The HHN Agreement has a minimum five-year term, and also provides for the payment by the Company of certain fees based on the service revenue derived from the enhanced PERS product. The cost of the licensing component of $1,115,000, including $115,000 of professional fees, is being amortized over a 40-month period which commenced in July 2003 upon the Company meeting certain milestones under the agreement and concludes at the end of the initial term of the Agreement. As of December 31, 2004, the license fee has been paid in full.

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). The Company has been operating since 1993 with a contract to provide HCSP with these services, which has been extended for 1-2 year periods since 1993, the last such extension through June 30, 2004. During the years ended December 31, 2004, 2003 and 2002, the Company's revenues from this contract represented 15%, 18% and 23%, respectively, of its total revenue.

In November 2002, a new Request for Proposals ("RFP") was issued by HRA to provide emergency response services to HCSP from April 1, 2004 through March 31, 2007. After receiving notification from the City of New York's Human Resources Administration ("HRA") that the Company was selected as the approved vendor under the RFP to provide PERS services to the Home Care Services Program to Medicaid Eligible individuals, the Company subsequently received notification from HRA that it canceled the RFP "in the best interest of the City of New York." Concurrently, the Company was advised of HRA's decision to issue a new contract extension to the Company through June 2005 under the terms of the contract that the Company has been operating under since 1993. HRA has also advised the Company that they plan to issue a new RFP with respect to PERS services in the future. As of March 28, 2005, a new RFP has not been issued. The Company was advised that the cancellation of the RFP is not related to any performance issue or negative reflection upon the Company.

The Company cannot determine (i) when the terms of the new RFP will be published, (ii) what the terms of the new RFP will be, (iii) how long the current contract terms will remain in effect or (iv) whether AMAC will be the successful bidder on the new RFP (and if so, under what terms and conditions). While the Company has reduced its dependence on revenue from HCSP, if subsequent to June 2005, the Company does not maintain this contract, a significant amount of the Company's revenue could be lost, albeit over a protracted period, which could have a material adverse effect on operating results and cash flows. The Company continues to implement a variety of operational efficiencies, as well as continuing to enhance and diversify its other revenue streams, to offset the impact, if any, of this occurrence.

As of December 31, 2004 and 2003, accounts receivable from the contract represented 18% and 29%, respectively, of accounts receivable and medical devices in service under the contract represented approximately 18% and 22%, respectively, of medical devices.

The Company's PERS and related equipment is subject to approvals under the rules of the Federal Communication Commission ("FCC"). In November 2004, the Company received an inquiry from the Federal Communications Commission. In response to that inquiry the Company has determined that certain versions of its PERS and related equipment emit levels of radio frequency energy that exceed applicable standards designed to reduce the possibility of interference with radio communications. Although this issue poses no safety or functionality risk to subscribers, the Company is in the process of establishing a corrective action plan with the FCC to satisfy this matter.

The Company is currently negotiating with the FCC to determine an action plan to establish a timeframe to complete an upgrade program for the affected PERS and related equipment and the amount of a payment to the FCC. At this time the Company is unable to determine whether it is possible that a liability has been incurred; accordingly, no estimate of the potential payment to the FCC has been recorded. However, the Company believes the payment could range between $50,000 and $160,000, although substantially higher amounts are possible based on the discretion of the FCC. The Company believes the FCC will allow the upgrade program to run substantially parallel with the normal recycling of the Company's PERS equipment. Under this assumption, the only additional cost to be incurred will be the incremental cost to bring the units into compliance with the FCC regulations.

As of December 31, 2004, the Company has recorded an expense of approximately $480,000 in connection with this matter. Included in this amount is $375,000 for costs to be incurred in excess of normal repair and refurbishment costs and $50,000 for the testing that was performed on the Company's equipment. Legal and other professional fees incurred in connection with this matter are being expensed as incurred. As of December 31, 2004, the Company has incurred charges totaling approximately $500,000. The Company anticipates the total charge to complete this upgrade program to range from $800,000 to $1,200,000. If the Company is required to complete the PERS equipment and related equipment upgrades in a shorter period of time than is anticipated, significant additional costs will be incurred inasmuch as unscheduled service calls will be required.

No other single contract or customer represents more than 6% of the Company's revenue.

Projected Versus Actual Results:

The Company's revenues for the year ended December 31, 2004 of $19,128,003 were in line with the Company's revenue projections of $19,000,000. The Company's net income of $411,000 for the year ended December 31, 2004 was lower than the projected net income of $775,000 primarily due to the recording of a charge with respect to upgrading certain PERS and related equipment to reduce radio frequency emissions and the write down of obsolescent inventory at December 31, 2004. These items resulted in an after tax charge against net income of approximately $370,000 and with the exception of these charges, the Company would have met its net income projections.

Recent Accounting Pronouncements:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R requires all entities to recognize compensation expense in an amount equal to the fair-value of share-based payments. Upon adoption, the fair value of all employee stock option awards will be expensed in the Company's statement of income, typically, over the related vesting period of the options. SFAS No. 123R requires the use of fair value to measure share-based awards issued to employees, computed at the date of grant. Additionally, SFAS No. 123R requires companies to record compensation expense for the unvested portion of previously granted awards as they continue to vest, as calculated previously and included in the companies prior period pro forma disclosures under SFAS No. 123. SFAS No. 123R also requires the tax benefit of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

The Company will adopt SFAS No. 123R beginning with the fiscal 2006 first quarter, as required. The impact of adoption of SFAS 123R cannot be determined at this time because it will partially depend on levels of share based payment granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as shown in the table above (see discussion on Accounting for Stock Based Compensation).

In November 2004, the FASB issued FASB Statement No. 151, *Inventory Costs – An Amendment of ARB No. 43*, ("SFAS 151"), which is the result of its effort to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the cost of conversion be based on normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not determined the effect of adopting SFAS 151.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46, as amended through December 2003, requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46 was adopted in the first quarter of 2004 and did not have an impact on the Company's financial statements.

Critical Accounting Policies:

In preparing the financial statements, the Company makes estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on the balance sheet. The Company believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements due to the materiality of the accounts involved, and therefore, considers these to be its critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that the Company believes are appropriate. Actual results may differ from these estimates.

Reserves for Uncollectible Accounts Receivable

The Company makes ongoing assumptions relating to the collectibility of its accounts receivable. The accounts receivable amount on the balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, the Company considers its historical level of credit losses. The Company also makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and it assesses current economic trends that might impact the level of credit losses in the future. The Company recorded reserves for uncollectible accounts receivables of $728,000 as of December 31, 2004, which is equal to approximately 18% of total accounts receivable. While the Company believes that the current reserves are adequate to cover potential credit losses, it cannot predict future changes in the financial stability of its customers and the Company cannot guarantee that its reserves will continue to be adequate. For each 1% that actual credit losses exceed the reserves established, there would be an increase in general and administrative expenses and a reduction in reported net income of approximately $41,000. Conversely, for each 1% that actual credit losses are less than the reserve, this would decrease the Company's general and administrative expenses and increase the reported net income by approximately $41,000.

Fixed Assets

Fixed assets are stated at cost. Depreciation for financial reporting purposes is being provided by the straight-line method over the estimated useful lives of the related assets. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, impairment losses have not been required. Any change in the assumption of estimated useful lives could either result in a decrease or increase the Company's financial results. A decrease in estimated useful life would reduce the Company's net income and an increase in estimated useful life would increase the Company's net income. If the estimated useful lives of the PERS medical device were decreased by one year, the cost of goods related to services would increase and net income would decrease by approximately $165,000. Conversely, if the estimated useful lives of the PERS medical device were increased by one year, the cost of goods related to services would decrease and net income would increase by approximately $135,000.

Valuation of Goodwill

Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. To date, the Company has not been required to recognize an impairment of goodwill. The Company tests goodwill for impairment annually or more frequently when events or circumstances occur, indicating goodwill might be impaired. This process involves estimating fair value using discounted cash flow analyses. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these estimated cash flows were based on a combination of historical results and current internal forecasts. The Company cannot predict certain events that could adversely affect the reported value of goodwill, which totaled $2,563,864 at December 31, 2004 and $2,086,815 at December 31, 2003. If the Company were to experience a significant adverse impact on goodwill, it would negatively impact the Company's net income.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated financial statements, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which changed the method of accounting for goodwill and indefinite-lived intangible assets.

Margolin, Winer & Evens LLP
Garden City, New York
March 25, 2005, except for Notes 3 and 5, as to which the date is March 30, 2005

DECEMBER 31,	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 3,186,852	$ 2,192,113
Accounts receivable (net of allowance for doubtful accounts of $728,000 in 2004 and $643,000 in 2003 (Notes 1 and 12)	3,389,076	3,295,752
Notes receivable (Notes 6)	23,207	22,077
Inventory (Note 1)	696,763	451,924
Prepaid and refundable taxes (Notes 1 and 7)	–	155,093
Prepaid expenses and other current assets	434,057	471,497
Deferred income taxes (Notes 1 and 7)	448,000	321,000
TOTAL CURRENT ASSETS	8,177,928	6,909,456
FIXED ASSETS–AT COST:		
Medical devices	14,983,275	13,228,847
Monitoring equipment	2,320,752	1,844,548
Furniture and equipment	1,151,735	1,106,969
Leasehold improvements	731,501	720,583
Automobiles	181,283	119,218
	19,368,546	17,020,165
Less accumulated depreciation and amortization (Note 1)	12,321,621	10,281,000
	7,046,925	6,739,165
OTHER ASSETS:		
Long-term portion of note receivable (Note 6)	98,107	121,314
Intangible assets (net of accumulated amortization of $1,685,646 in 2004 and $1,056,196 in 2003) (Notes 1, 2 and 5)	1,492,389	1,834,166
Goodwill (net of accumulated amortization of $58,868) (Notes 1,2 and 4)	2,563,864	2,086,815
Other assets	121,803	148,664
Deferred Income taxes (Notes 1 and 7)	138,000	97,000
	4,414,163	4,287,959
TOTAL ASSETS	$19,639,016	$17,936,580

The accompanying notes are an integral part of these financial statements.

DECEMBER 31,	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of notes payable (Note 3)	$ 300,814	$ 323,314
Accounts payable	559,453	618,337
Accrued expenses (Note 1)	1,354,857	1,012,214
Current portion of capital lease obligations (Note 8)	94,743	89,656
Current portion of put warrant obligation (Note 9)	10,000	—
Deferred revenue (Note 1)	15,834	106,409
TOTAL CURRENT LIABILITIES	2,335,701	2,149,930
Deferred Income Tax Liability (Notes 1 and 7)	1,099,000	882,000
Long-Term Portion of Notes Payable (Note 3)	496,444	769,525
Long-Term Portion of Capital Lease Obligations (Note 8)	24,458	119,814
Long-Term Portion of Put Warrant Obligation (Note 9)	—	200,000
Accrued Rental Obligation (Note 8)	143,630	108,024
Other Liabilities (Notes 1 and 4)	261,884	—
TOTAL LIABILITIES	4,361,117	4,229,293
COMMITMENTS AND CONTINGENCIES (Notes 5, 8, 9, 12 and 14)	—	—
SHAREHOLDERS' EQUITY (NOTE 9):		
Preferred stock, $.01 par value—authorized, 1,000,000 shares; none issued and outstanding		
Common stock, $.01 par value—authorized, 20,000,000 shares; Issued 8,078,043 shares in 2004 and 7,734,486 in 2003	80,780	77,345
Additional paid-in capital	10,730,434	9,573,863
Retained earnings	4,572,717	4,162,111
	15,383,931	13,813,319
Less treasury stock, at cost (43,910 shares)	(106,032)	(106,032)
TOTAL SHAREHOLDERS' EQUITY	15,277,899	13,707,287
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$19,639,016	$17,936,580

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2004	2003	2002
REVENUE (Notes 1 and 12):			
Services	$18,852,925	$16,192,712	$14,408,221
Product sales	275,078	375,640	384,194
	19,128,003	16,568,352	14,792,415
COSTS AND EXPENSES (INCOME):			
Costs related to services	9,613,792	7,621,494	6,847,307
Cost of products sold	159,054	212,925	196,834
Selling, general and administrative expenses	8,845,066	8,017,319	7,665,107
Interest expense	58,184	76,513	129,050
Other income (Note 10)	(356,699)	(504,599)	(473,502)
	18,319,397	15,423,652	14,364,796
INCOME BEFORE PROVISION FOR INCOME TAXES	808,606	1,144,700	427,619
PROVISION FOR INCOME TAXES (Notes 1 and 7)	398,000	574,000	272,000
NET INCOME	$ 410,606	$ 570,700	$ 155,619
BASIC EARNINGS PER SHARE (Note 1)	$ .05	$ .08	$ .02
DILUTED EARNINGS PER SHARE (Note 1)	$ .05	$ .07	$ .02

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock					
YEARS ENDED DECEMBER 31, 2004, 2003 and 2002	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance—January 1, 2002	6,498,545	$64,985	$6,340,669	$3,435,792	$(106,032)	$9,735,414
Exercise of Stock Options (Note 9)	62,104	621	128,664	—	—	129,285
Private Placement (Note 9)	910,000	9,100	2,512,839	—	—	2,521,939
Warrants Issued (Note 9)	—	—	17,000	—	—	17,000
Net Income for the Year Ended December 31, 2002	—	—	—	155,619	—	155,619
Balance—December 31, 2002	7,470,649	74,706	8,999,172	3,591,411	(106,032)	12,559,257
Exercise of Stock Options (Note 9)	130,504	1,306	292,987	—	—	294,293
Exercise of Warrants (Note 9)	133,333	1,333	265,333	—	—	266,666
Options Issued (Note 9)	—	—	16,371	—	—	16,371
Net Income for the Year Ended December 31, 2003	—	—	—	570,700	—	570,700
Balance—December 31, 2003	7,734,486	77,345	9,573,863	4,162,111	(106,032)	13,707,287
Exercise of Stock Options (Note 9)	268,557	2,685	717,121	—	—	719,806
Exercise of Warrants (Note 9)	75,000	750	284,250	—	—	285,000
Income Tax Benefit of Stock Options Exercised	—	—	155,200	—	—	155,200
Net Income for the Year Ended December 31, 2004	—	—	—	410,606	—	410,606
BALANCE—DECEMBER 31, 2004	8,078,043	$80,780	$10,730,434	$4,572,717	$(106,032)	$ 15,277,899

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 410,606	$ 570,700	$ 155,619
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	49,000	313,000	90,000
Provision for doubtful receivables	85,000	103,000	122,500
Issuance of warrants for services	—	16,371	17,000
Gain on sale of building (Note 10)	—	(168,897)	—
Gain on sale and leaseback of fixed assets	—	—	(5,600)
Depreciation and amortization	3,071,424	2,533,606	2,094,014
Provision for valuation of put warrants	(190,000)	(29,333)	113,000
Accrued interest income	—	—	(44,548)
Accrued rental obligation	35,606	52,524	—
Income tax benefit from stock options exercised	155,200	—	—
Decrease (increase) in:			
Accounts receivable	(158,563)	(280,358)	(241,342)
Inventory	(244,812)	(78,501)	(52,795)
Prepaid and refundable taxes	155,093	116,479	(162,244)
Prepaid expenses and other current assets	37,440	(232,329)	(115,181)
Other assets	11,312	13,879	(51,044)
Increase (decrease) in:			
Accounts payable	(58,884)	(63,590)	(117,529)
Accrued expenses	623,913	(118,512)	153,648
Deferred revenue	(90,575)	(43,885)	32,393
Other liabilities	261,884	—	—
Net Cash Provided by Operating Activities	4,153,644	2,704,154	1,987,891
CASH FLOWS FROM INVESTING ACTIVITIES:			
Marketable securities	—	2,057,925	(2,057,925)
Repayments of notes receivable	22,077	75,792	264,877
Purchase of LMA (Note 4)	—	(1,701,720)	—
Purchase of alphaCONNECT, Inc	(767,956)	—	—
Expenditures for fixed assets	(2,615,637)	(1,781,741)	(1,347,482)
Deposit applied on medical devices	—	40,320	20,355
Net proceeds from sale of building	—	521,395	—
Increase in goodwill	(103,856)	(213,514)	(124,227)
Payment for account acquisitions and licensing agreement	(312,489)	(271,418)	(485,185)
Net Cash Used in Investing Activities	(3,777,861)	(1,272,961)	(3,729,587)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	62,065	16,049	1,787,053
Repayment of notes payable	(357,646)	(296,245)	(2,359,207)
Payment of financing costs	—	—	(77,750)
Principal payments under capital lease obligations	(90,269)	(180,595)	(214,903)
Proceeds from private equity placement	—	—	2,730,000
Payment under put warrant obligation	—	(202,667)	—
Payment of fees relating to private equity placement	—	—	(208,061)
Exercise of stock options and warrants	1,004,806	560,961	129,285
Net Cash (Used in) Provided by Financing Activities	618,956	(102,497)	1,786,417
NET INCREASE IN CASH	994,739	1,328,696	$ 44,721
CASH—BEGINNING OF YEAR	2,192,113	863,417	818,696
CASH—END OF YEAR	$ 3,186,852	2,192,113	863,417

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2004	2003	2002
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—			
Cash paid during the year for:			
Interest	$ 58,184	$ 84,221	$ 134,053
Income taxes	104,299	166,126	345,162
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Fixed assets recorded under capital lease obligations	$ —	$ 75,000	$ 135,000

During 2002, the Company entered into certain agreements relating to the purchase of trade accounts pursuant to which the Company paid cash of $50,554 and agreed to pay an additional $123,606 based upon future monitoring revenues generated by the accounts. During 2004 and 2003, the Company paid $16,604 and $107,002, respectively, towards the additional $123,606 due. (Note 2)

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business – The Company's portfolio of services includes Health and Safety Monitoring Systems ("HSMS"), which encompasses personal emergency response systems ("PER") and telehealth systems, telephone answering services (TAS) and personal safety and asset monitoring (Safe Com). The Company's PER business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. The telehealth system has two main components; the first is a patient home monitoring appliance and the second is a web based care management software program. In addition, the Company provides after-hours telephone answering services to the healthcare community. The Company also provides personal safety and asset monitoring to retail establishments operating in a 24/7 environment. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, and government agencies, physicians and group practices and individual consumers across the United States.

Consolidation policy – The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries; together the "Company". All material inter-company balances and transactions have been eliminated.

Inventory valuation – Inventory, consisting of finished goods held for resale and component parts, is valued at the lower of cost (first-in, first-out) or market. At December 31, 2004, due to a change in telehealth technology, the Company recorded a reserve on certain component parts inventory aggregating approximately $230,000.

Fixed assets – Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Medical devices	3 - 7 years
Monitoring equipment	5 years
Furniture and equipment	5 - 7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its fixed assets and intangible assets with finite lives for impairment when there are indications that the carrying amounts of these assets may not be recoverable. No impairment losses were recorded during the three-year period ended December 31, 2004.

The Company's PERS equipment is subject to approval from the Federal Communication Commission ("FCC"). In November 2004, the Company received an inquiry from the Federal Communications Commission. In response to that inquiry the Company has determined that certain versions of its PER equipment emit levels of radio frequency energy that exceed applicable standards designed to reduce the possibility of interference with radio communications. Although this issue poses no safety or functionality risk to subscribers, the Company is in the process of establishing a corrective action plan with the FCC to satisfy this matter.

The Company is currently negotiating with the FCC to determine an action plan to establish a timeframe to complete an upgrade program for the affected PER equipment and the amount of a potential payment to the FCC. At this time the Company is unable to determine whether it is possible that a liability has been incurred; accordingly, no estimate of the potential payment to the FCC has been recorded. However, the Company believes the payment could range between $50,000 and $160,000, although substantially higher amounts are possible based on the discretion of the FCC. The Company believes the FCC will allow the upgrade program to run substantially parallel with the normal recycling of the Company's PER equipment. Under this assumption, the only additional cost to be incurred will be the incremental cost to bring the units into compliance with the FCC regulations.

As of December 31, 2004, the Company has recorded an expense of $480,000 in connection with this matter. Included in such total is an accrual of $375,000, which has been charged to cost related to services, for costs to be incurred in excess of normal repair and refurbishment costs. Legal and other professional fees incurred in connection with this matter are being expensed as incurred.

If the Company is required to complete the PER equipment and related equipment modifications in a shorter period of time than is anticipated, significant additional costs will be incurred in as much as unscheduled service calls will be required.

Goodwill and other intangible assets – Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."Under this standard, goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. The Company completed the annual impairment test during the fourth quarter of 2004 and no impairment was determined. Future annual impairment tests will be performed in the fourth quarter.

Other intangible assets with finite lives will continue to be amortized on a straight-line basis over the periods of expected benefit. The Company's other intangible assets include: (a) trade accounts and trade name (collectively, "account acquisitions") which are amortized over their estimated lives of three to ten years; (b) noncompete agreements which are being amortized over their contractual lives of 5 years; (c) customer lists which are being amortized over 5 years and (d) licensing agreement which is being amortized over the term of the related agreement (Note 5).

Accounts receivable – Accounts receivable are reported in the balance sheet at their outstanding principal balance net of an estimated allowance for doubtful accounts. Sales terms usually provide for payment within 30 to 60 days of billing. An allowance for doubtful accounts is estimated based upon a review of outstanding receivables, historical collection information, and existing economic conditions. During the years ended December 31, 2004, 2003 and 2002, provisions for doubtful accounts of approximately $85,000, $134,000 and $122,500, respectively, were charged to income and included in general and administrative expenses. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received.

Income taxes – The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

Revenue recognition – Approximately 95% of revenue is derived from contract services relating to the Company's three segments (see Note 13). HSMS revenue principally consists of fixed monthly charges covering the rental of the PER and telehealth units as well as the monitoring of the PER at the Company's call center. In the telephone answering ("TAS") and Safe Com segments, billings are also pursuant to contracts. Certain TAS customers are billed in advance on a semi-annual and annual basis. Unearned revenue is deferred and recognized as services are rendered. None of the Company's billings are based on estimates.

The remainder of revenue is derived from product sales and the installation of PER equipment. Product sales revenue is recognized at the time of delivery. Installation revenue is billed and recognized at the time the monitoring equipment is installed. Expenses incurred in connection with installations are also recognized at this time. Installation services include the actual installation of the monitoring equipment, the testing of the units and instructing the customer how to operate and use the equipment.

Research and development costs – Research and development costs, which are expensed and included in selling, general and administrative expenses, were $151,876, $181,547 and $323,734 for the years ended December 31, 2004, 2003, and 2002, respectively.

Income per share – Earnings per share data for the years ended December 31, 2004, 2003 and 2002 are presented in conformity with SFAS No. 128, "Earnings Per Share."

The following table is a reconciliation of the numerators and denominators in computing earnings per share:

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2004			
Basic EPS—Income available to common stockholders	$410,606	7,903,267	$.05
Effect of dilutive securities—Options and warrants	—	575,557	
Diluted EPS—Income available to common stockholders and assumed conversions	$410,606	8,478,824	$.05
2003			
Basic EPS—Income available to common stockholders	$570,700	7,455,038	$.08
Effect of dilutive securities—Options and warrants	—	223,214	
Diluted EPS—Income available to common stockholders and assumed conversions	$ß570,700	7,678,252	$.07
2002			
Basic EPS—Income available to common stockholders	$155,619	7,188,294	$.02
Effect of dilutive securities—Options and warrants	—	363,708	
Diluted EPS—Income available to common stockholders and assumed conversions	$155,619	7,552,002	$.02

Concentration of credit risk – Financial instruments which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. In addition, the Company maintains its cash in various bank accounts that at times may exceed federally insured limits. (See Note 12)

Reclassifications – Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accounting estimates, in part, are based upon assumptions concerning future events. Among the more significant are those that relate to collectibility of accounts receivable and the estimated lives and recoverability of long-lived assets. Accounting estimates reflect the best judgment of management and actual results may differ from those estimates.

Fair value of financial instruments – Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, refundable taxes, accounts payable and accrued expenses approximates their carrying amounts due to the short maturity of these instruments. The carrying amount of the marketable securities and the put warrant obligation are at their fair value. Substantially all notes payable bear interest at variable rates currently available to the Company; accordingly, their carrying amounts approximate their fair value.

Accounting for stock-based compensation – The Company's stock-based employee compensation plans are more fully described in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation.

Year Ended December 31,	2004	2003	2002
Net income as reported	$ 410,606	$ 1570,700	$ 155,619
Deduct: Total stock-based employee compensation expense determined under fair value based method net of tax	(158,859)	(93,447)	(244,239)
Pro forma net income (loss)	251,747	(477,253)	(88,620)
Earnings per share:			
Basic – as reported	$ 0.06	$ 0.08	$ 0.02
Basic – pro forma	$ 0.03	$ 0.06	$ (0.01)
Diluted – as reported	$ 0.05	$ 0.07	$ 0.02
Diluted – pro forma	$ 0.03	$ 0.06	$ (0.01)

The weighted average grant date fair value of options granted in 2004, 2003 and 2002 was $228,645, $134,889 and $532,701, respectively.

The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2004	2003	2002
Expected life (years)	2	2	2
Risk free interest rate	2.83%	1.92%	2.95%
Expected volatility	37.03%	39.06%	37.32%
Expected dividend yield	—	—	—

Recent accounting pronouncements – *In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based* Payment which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R requires all entities to recognize compensation expense in an amount equal to the fair-value of share-based payments. Upon adoption, the fair value of all employee stock option awards will be expensed in the Company's statement of income, typically, over the related vesting period of the options. SFAS No. 123R requires the use of fair value to measure share-based awards issued to employees, computed at the date of grant. Additionally, SFAS No. 123R requires companies to record compensation expense for the unvested portion of previously granted awards as they continue to vest, as calculated previously and included in the companies prior period pro forma disclosures under SFAS No. 123. SFAS No. 123R also requires the tax benefit of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company will adopt SFAS No. 123R beginning with the fiscal 2006 first quarter, as required. The impact of adoption of SFAS 123R cannot be determined at this time because it will partially depend on levels of share based payment granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as shown in the table above (see discussion on Accounting for Stock Based Compensation).

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"), which is the result of its effort to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges and not included in overhead. It also requires that allocation of fixed production overhead cost to inventory be based on normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not determined the effect of adopting SFAS 151.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46, as amended through December 2003, requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. FIN 46 was adopted in the first quarter of 2004 and did not have an impact on the Company's financial statements.

2. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2004		December 31, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Account acquisitions	$1,053,035	$891,396	$1,115,362	$783,946
Noncompete agreement	135,000	78,750	110,000	50,000
Customer List	875,000	213,750	550,000	55,000
Licensing agreement	1,115,000	501,750	1,115,000	167,250
Total	$3,178,035	$1,685,646	$2,890,362	$1,056,196

Amortization expense of intangible assets for the years ended December 31, 2004, 2003 and 2002 was approximately $723,000 and $457,000 and $209,000, respectively, and annual estimated amortization, based on the current amount of intangible assets, is as follows:

Years Ending December 31,	
2005	$614,000
2006	497,000
2007	218,000
2008	141,000
2009	22,000

Changes in the carrying amount of goodwill, all of which relate to the Company's TAS segment, for the years ended December 31, 2004 and 2003 are as follows:

Balance as of January 1, 2003	$ 961,731
Additional Goodwill	1,125,084
Balance as of December 31, 2003	$ 2,086,815
Additional Goodwill	477,049
Balance as of December 31, 2004	$ 2,563,864

Additions to goodwill during 2004 include $373,194 relating to the acquisition of Alpha Connect Inc. (Note 4) and $103,855 relating to the November 2000 acquisition of HCI Acquisition Corp. which provided for additional consideration, not to exceed $550,000 to be based on future earnings over a six-year period. The 2003 additions include $911,570 relating to the acquisition of LMA (Note) 4 and $213,514 relating to the acquisition of HCI. As of December 31, 2004, $550,000 in additional goodwill has been recorded in connection with the HCI acquisition and no further obligation exists.

3. Long-Term Debt

Note payable - bank – The Company has a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loan will bear interest at either (a) LIBOR plus 3.5% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus 1.0% and the revolving credit line will bear interest at either (a) LIBOR plus 3.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus .5%. The Company has the option to choose between the two interest rate options under the term loan and revolving credit line. The term loan is payable in equal monthly principal payments of $25,000 over five years while the revolving credit line is available through May 2005. The outstanding balance on the term loan at December 31, 2004 and 2003 was $725,000 and $1,050,000, respectively. There were no amounts outstanding on the revolving credit line at December 31, 2004 or 2003.

On March 28, 2005, the credit facility was amended whereby the borrowings under the term loan will bear interest at either (a) LIBOR plus 2.25% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, and the revolving credit line will bear interest at either (a) LIBOR plus 2.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater. The revolving credit line has also been extended for an additional three (3) years and is now available through May 2008. Additionally, certain of the covenants were amended.

Auto loans – As of December 31, 2004 and 2003, the Company had automobile loans outstanding aggregating $72,258 and $42,839, respectively.

Principal payment requirements – Aggregate maturities of long-term debt are as follows:

Years ending December 31,	
2005	$300,814
2006	316,810
2007	163,237
2008	12,878
2009	3,519
	$797,258

Covenants – The above agreements provide for negative and affirmative covenants including those related to capital expenditures, working capital and other borrowings.

4. Acquisition

On April 12, 2004, the Company acquired substantially all of the assets of alphaCONNECT, Inc., a New Jersey based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price was $691,956 and consisted of an initial cash payment of $563,816 and future cash payments of $51,256 and $76,884 to be paid to the Seller after the first and second year anniversaries from the date of the executed agreement, respectively. The Company also paid professional fees of $76,000. A potential exists for the payment of additional purchase price consideration if certain thresholds concerning revenue are met by the acquired business. The measurement date for this potential additional purchase price consideration is April 1, 2005. The purchase price exceeded the fair value of the identifiable net assets acquired as the Company acquired this entity with the intention of consolidating this entity with Live Message America, Inc., its previously acquired New Jersey based provider of telephone answering services, and expanding its presence in this geographical area. The results of operations of alphaCONNECT, Inc. are included in the TAS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired at the date of acquisition. The Company received a third party valuation of certain intangible assets in determining the allocation of the purchase price.

Accounts receivable	$19,762
Fixed assets	25,000
Non-compete agreement	25,000
Customer list	325,000
Goodwill	373,194
Cost to acquire alphaCONNECT, Inc.	$767,956

On June 30, 2003, the Company acquired substantially all of the assets of Live Message America, Inc. ("LMA"), a New Jersey based provider of telephone after-hour answering services and stand-alone voice mail services. The purchase price consisted of a cash payment of $1,607,818 plus professional fees of $93,902. A potential exists for the payment of additional purchase price consideration based on a percentage of revenue of the acquired business if certain thresholds concerning revenue and earnings are met. The measurement date for this potential additional purchase price consideration is June 30, 2005. The purchase price exceeded the fair value of the identifiable net assets acquired as the Company acquired this entity for the purpose of expanding its presence in the telephone answering service business, and for the business' future cash flows and net earnings as opposed to solely for the identifiable tangible and intangible net assets. The results of operations of LMA are included in the TAS segment as of the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company received a third party valuation of certain intangible assets in determining the allocation of the purchase price.

Accounts receivable	$133,537
Fixed assets	75,000
Non-compete agreement	50,000
Customer list	550,000
Goodwill	911,570
Customer deposits	(18,387)
Cost to acquire LMA	$1,701,720

Unaudited pro forma results of operations for the years ended December 31, 2004 and 2003 as if LMA an alphaCONNECT, Inc. had been consolidated as of the beginning of 2003 follow. The pro forma results include estimates which management believes are reasonable.

	Pro forma Years Ended December 31	
	2004	2003
Revenue	$19,278,000	$17,898,000
Net income	426,000	683,000
Net income per share		
Basic	$.05	$.09
Diluted	$.05	$.09

The unaudited pro forma results of operations do not purport to represent what the Company's results of operations would actually have been had the acquisitions been effected for the periods presented, or to predict the Company's results of operations for any future period.

5. Licensing Agreement

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company developed, with the assistance of HHN, a new integrated appliance combining the features of the Company's PER product with HHN's technology. Pursuant to the HHN Agreement, the Company is the exclusive manufacturer and distributor in the United States, of an enhanced PER system that combines the Company's traditional safety monitoring features with HHN's internet based disease management monitoring technology. The Company's right to maintain such exclusivity is based on achievement of certain thresholds, all of which have been met to date, and the next threshold to be met is in October 2005. The HHN Agreement has a minimum five-year term, and also provides for the payment by the Company of certain fees based on the service revenue derived from the enhanced PER product. The cost of the licensing component of $1,115,000, including $115,000 of professional fees, is being amortized over a 40-month period which commenced in July 2003 upon the Company meeting certain milestones under the agreement and concludes at the end of the initial term of the Agreement. As of December 31, 2004, the license fee has been paid in full.

6. Related Party Transactions

Notes receivable at December 31, 2004 and 2003 of $121,314 and $143,391, respectively, represent amounts due from the Chief Executive Officer and principal shareholder of the Company. In July 2002, the amount due from the shareholder, plus accrued interest, was converted into a term loan, which bears interest at a rate of 5% per annum and is payable in monthly installments of principal and interest through September 2009.

See Note 8 for other related party transactions.

7. Income Taxes

The provision (credit) for income taxes consists of the following:

Years Ended December 31	2004	2003	2002
Current:			
Federal	$163,000	$124,000	$96,000
State and local	186,000	137,000	86,000
	349,000	261,000	182,000
Deferred:			
Federal	76,000	253,000	64,000
State and local	(27,000)	60,000	26,000
	49,000	313,000	90,000
Total	$398,000	$574,000	$272,000

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

Years Ended December 31	2004	2003	2002
Statutory federal income tax rate	34%	34%	34%
State and local taxes	15	11	17
Permanent differences	1	3	5
Prior year under accrual	-	-	5
Other	(1)	2	2
Effective income tax rate	49%	50%	63%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2004 and 2003 are as follows:

Years Ended December 31	2004	2003
Deferred tax liabilities:		
Difference between book and tax bases of property	$(1,099,000)	$(882,000)
Deferred tax assets:		
Reserves not currently deductible	571,000	269,000
Put warrant expense not currently deductible	4,000	97,000
Other	11,000	52,000
Total	586,000	418,000
Net deferred tax liabilities	$(513,000)	$(464,000)

8. Commitments

Capital leases – The Company is obligated under certain capital lease agreements for monitoring equipment and computer software that expire on various dates through 2006. Equipment and computer software under capital leases included in fixed assets are as follows:

December 31	2004	2003
Monitoring equipment and software	$308,340	$308,340
Less accumulated depreciation	(131,838)	(70,170)
	$176,502	$238,170

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2004:

Years Ended December 31	
2005	$99,341
2006	26,497
Total minimum lease payments	125,838
Less amounts representing interest	6,637
Present value of net minimum lease payments	119,201
Less current portion	94,743
Obligation under capital leases, less current portion	$24,458

Operating leases – The Company rents an office facility from its Chief Executive Officer and principal shareholder pusuant to a lease, which expires in September 2007. The lease calls for minimum annual rentals, subject to 5% annual increases, plus reimbursement for real estate taxes. The Company leased a second building from the Chief Executive Officer and principal shareholder until October 2004, at which time the Company was released from its obligation.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in an effort to consolidate its HCI and Oceanside ERC and Customer Service facilities. The fifteen (15) year lease term commenced in April 2003 when the property was first occupied by the Company. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase, plus reimbursement for real estate taxes.

The Company has also entered into various other operating leases for warehouse and office space in Flushing, New York, Mt. Laurel, New Jersey, Decatur, Georgia, Countryside, Illinois, Parker, Colorado and Redondo Beach, California.

Rent expense was $751,941 in 2004, $699,246 in 2003 and $371,169 in 2002, which includes $199,875, $257,966 and $264,575, respectively, in connection with the above noted leases with the principal shareholder. Rent expense includes real estate taxes of $28,405 in 2004, $48,715 in 2003 and $49,229 in 2002.

The aggregate minimum annual rental commitments under non-cancelable operating leases are as follows:

Years ending December 31,	
2005	$470,158
2006	419,930
2007	401,588
2008	310,149
2009	319,454
Thereafter	3,027,823
	$4,949,102

Approximately 7% of the minimum annual rental commitments relate to the above noted lease with the principal shareholder.

Employment agreements – On August 12, 2003, the Company entered into an employment agreement with its Chairman of the Board and Chief Executive Officer which expires in December 2006. The agreement provides for an annual base salary of $300,000 per annum during the period beginning June 1, 2003 and ending December 31, 2004, with a 5% increase in each of the subsequent two fiscal years and includes additional compensation based on the Company meeting certain criteria relating to pre-tax income. Previously, the Company had a similar agreement with this individual. No additional compensation was paid during the three year period ended December 31, 2004.

The Company has also entered into other employment agreements with certain officers and key employees in the ordinary course of business. The aggregate annual base salaries under these agreements are as follows:

Years ending December 31,	
2005	$850,750
2006	592,288
2007	100,000
	$1,543,038

In addition, certain of these employees are entitled to receive additional compensation if certain performance criteria are met. No additional compensation was paid during the three year period ended December 31, 2004.

9. Common Stock, Warrants and Options

In April 2002, the Company raised $2,521,939, after expenses of $208,061, in a private equity placement of 910,000 shares of the Company's common stock and warrants to purchase 227,500 shares of the Company's common stock at an exercise price of $3.80 per share until April 2007. During the year ended December 31, 2004, 75,000 of such warrants were exercised. As part of this transaction, the Company registered for resale the common stock and the common stock underlying the warrants sold in the private placement. The Company utilized a majority of the proceeds of this offering to further execute its business expansion and diversification strategy into the remote patient monitoring and medical contact center industries, including its initiative with HHN.

In connection with the private placement, the Company issued to the placement agent two warrants to purchase 91,000 and 22,750 shares of common stock at an exercise price of $3.83 per share and $4.17 per share, respectively. These warrants have the same terms as the warrants issued with the common stock. In March 2005, the warrant to purchase 91,000 shares of common stock was exercised.

In November 2003 and February 2002, in connection with services rendered, the Company granted stock options and warrants to purchase 25,000 and 35,000 shares of common stock, respectively, exercisable for periods of ten and five years at exercise prices of $2.73 and $3.50 per share, respectively, the fair value of the stock at the dates of grant.

In November 2000, in connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has the option, only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company to redeem the warrants (the Put Option) at $5 and $6, (the Put Price) respectively, less the exercise price per share of $2. In lieu of honoring its obligation to redeem the warrants, the Company may require the selling stockholder to exercise the warrants with the Company only paying to the selling stockholder the difference between the Put Price and the market price of the common stock at the time of such exercise. The Company is released from its obligation under the Put Option if the Company's stock trades above the Put Price of each respective warrant for a period of 10 consecutive trading days. In November 2003, the selling stockholder exercised the Put Option on the first warrant (133,333.33 shares) and the Company elected to require him to exercise the warrant such that the Company was only required to pay him $1.52 per share, representing the difference between $5.00 and the average fair value of the shares during the requisite 10-day period, or $3.48. In 2004 only one warrant remained and based on a valuation performed by an independent appraiser, the Company was required to record a liability of $10,000 as compared to $200,000 and $432,000 in 2003 and 2002, respectively. This resulted in the Company recognizing income of $190,000, $29,000 and an expense of $113,000 for the years ended 2004, 2003 and 2002, respectively. In March 2005, the selling stockholder exercised the remaining warrants with respect to 50,000 shares. Additionally, during March 2005, the Company's stock traded above the put price of $6.00 for a period of 10 consecutive trading days releasing the Company of its total obligation under the put component of the warrant.

The Company has two stock option plans, the 1997 Stock Option Plan ("1997 Plan") and the 2000 Stock Option Plan ("2000 Plan"). The Company's 1991 Stock Option Plan ("1991 Plan") expired in 2001.

Under the 1991 Plan, as amended, a maximum of 750,000 options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2001 and will expire in 2006. All options under this Plan were granted at exercise prices equal to the fair market value of the Company's common shares at the date of grant.

Under the 1997 and 2000 Plans, a maximum of 750,000 and 1,250,000 options, respectively, may be granted. Options granted under both Plans may either be Incentive Stock Options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or Nonqualified Stock Options which do not qualify as ISOs ("NQSOs").

The 1997 and 2000 Plans are administered by the Board of Directors (the "Board") or a committee of the Board (the "Administrator"). Any committee must consist of at least three members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

Options granted under the 1997 and 2000 Plans will be subject to, among other things, the following terms and conditions:

(a) The exercise price of each option will be determined by the Administrator; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's common stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(b) The number of options granted will be determined by the Administrator. The options will be granted twice a year. To the extent permitted by law, such options will be granted as ISOs.

(c) Options may be granted for terms determined by the Administrator; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company). In addition, under the 2000 Plan, no options may have a term exceeding ten years.

(d) The maximum number of shares of the Company's common stock for which options may be granted to an employee in any calendar year is 250,000 and 300,000, respectively, under the 1997 and 2000 Plans. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

Information with respect to options under plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance - January 1, 2002	1,229,386	$2.41
Granted during 2002	744,801	3.04
Forfeitures/expirations during 2002	(164,370)	2.62
Exercised during 2002	(62,104)	2.08
Balance - December 31, 2002	1,747,713	2.69
Granted during 2003	257,642	2.47
Forfeitures/expiration during 2003	(254,644)	2.57
Exercised during 2003	(130,504)	2.25
Balance - December 31, 2003	1,620,207	2.68
Granted during 2004	219,330	4.31
Forfeitures/expiration during 2004	(130,145)	3.30
Excised during 2004	(268,547)	2.66
Balance - December 31, 2004	1,440,845	$2.87

At December 31, 2004, 2003 and 2002, 1,396,178, 1,471,537 and 1,522,713 options were exercisable, respectively.

The following table summarizes information about the stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.10–$1.70	84,469	1.25	$1.19	84,469	$1.19
$1.70–$2.60	525,631	3.59	2.17	515,631	2.16
$2.60–$4.20	621,815	4.61	3.18	604,648	3.17
$4.20–$4.75	208,930	9.62	$4.33	191,430	$4.31
	1,440,845	4.77	$2.86	1,396,178	$2.83

As of December 31, 2004, 49,029 and 73,339 shares of common stock are available for future grants under the 1997 and 2000 Plans, respectively.

10. Other Income

Other income for the years ended December 31, 2004, 2003 and 2002 was approximately $357,000, $505,000 and $474,000, respectively. Other income for the years ended December 31, 2004 and 2003 includes Relocation and Employment Assistance Program ("REAP") credits in the approximate amounts of $312,000 and $175,000, respectively. In connection with the relocation of certain operations to Long Island City, New York, the Company became eligible for the REAP credit which is based upon the number of employees relocated to this designated REAP area. The REAP is in effect for a twelve year period; during the first five years the Company will be refunded the full amount of the eligible credit and, thereafter, the benefit will be available only as a credit against New York City income taxes. Other income for the year ended December 31, 2003 also includes a gain of approximately $170,000 resulting from the sale of a building that formerly housed the HCI telephone answering service operations. Additionally, other income in 2003 and 2002 includes approximately $75,000 and $225,000, respectively, relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. As of March 31, 2003, the replacement program was substantially completed and the vendor paid all costs incurred by the Company in connection with this program. Other income in 2002 also includes an insurance recovery of approximately $100,000 relating to the loss of certain medical devices and approximately $98,000 of interest income.

11. Employee Savings Plan

The Company sponsors a 401(k) savings plan that is available to all eligible employees. Participants may elect to defer a portion of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $18,707, $14,799 and $15,226 for the years ended December 31, 2004, 2003 and 2002, respectively.

12. Major Customers

Since 1983, the Company has provided Personal Emergency Response Systems ("PER") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). The Company has been operating since 1993 with a contract to provide HCSP with these services, which has been extended for 1-2 year periods since 1993, the last such extension through June 30, 2004. During the years ended December 31, 2004, 2003 and 2002, the Company's revenue from this contract represented 15%, 18% and 23%, respectively, of its total revenue.

In November 2002, a new Request for Proposals ("RFP") was issued by HRA to provide emergency response services to HCSP from April 1, 2004 through March 31, 2007. After receiving notification from the City of New York's Human Resources Administration ("HRA") that the Company was selected as the approved vendor under the RFP to provide PER services to the Home Care Services Program to Medicaid Eligible individuals, the Company subsequently received notification from HRA that it canceled the RFP "in the best interest of the City of New York." Concurrently, the Company was advised of HRA's decision to issue a new contract extension to the Company through June 2005 under the terms of the contract that the Company has been operating under since 1993. HRA has also advised the Company that they plan to issue a new RFP with respect to PER services in the future. As of March 18, 2005, a new RFP has not been issued. The Company was advised that the cancellation of the RFP is not related to any performance issue or negative reflection upon the Company.

The Company cannot determine (i) when the terms of the new RFP will be published, (ii) what the terms of the new RFP will be, (iii) how long the current contract terms will remain in effect or (iv) whether AMAC will be the successful bidder on the new RFP (and if so, under what terms and conditions). While the Company has reduced its dependence on revenue from HCSP, if subsequent to June 2005, the Company does not maintain this contract, a significant amount of the Company's revenue could be lost, albeit over a protracted period, which could have a material adverse effect on operating results and cash flows. The Company continues to implement a variety of operational efficiencies, as well as continuing to enhance and diversify its other revenue streams, to offset the impact, if any, of this occurrence.

As of December 31, 2004 and 2003, accounts receivable from the contract represented 18% and 29%, respectively, of accounts receivable and medical devices in service under the contract represented approximately 18% and 22%, respectively, of medical devices. Legal and other fees of approximately $120,000, $80,000 and $42,000 relating to the contract extension were expensed in 2004, 2003 and 2002, respectively.

13. Segment Reporting

The Company has three reportable segments, Health and Safety Monitoring Systems ("HSMS"), Telephone After-Hours Answering Services ("TAS"), and Safe Com.

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2004, 2003 and 2002:

2004	HSMS	TAS	Safe Com	Consolidated
Revenue	$13,265,835	$5,487,303	$347,865	$19,128,003
Interest expense	54,223	3,961	–	58,184
Depreciation and amortization	2,644,183	361,764	65,477	3,071,424
Income tax expense	77,270	304,818	15,912	398,000
Net income (loss)	(216,651)	592,824	34,433	410,606
Total assets	12,166,990	6,782,836	689,190	19,639,016
Additions to fixed assets	2,208,951	374,912	56,774	2,640,637
Additions to goodwill and intangible assets	31,219	827,049	–	858,268

2003	HSMS	TAS	Safe Com	Consolidated
Revenue	$ 12,520,210	$ 3,732,250	$ 315,892	$ 16,568,352
Interest expense	71,094	5,418		76,513
Depreciation and amortization	2,306,736	177,080	49,790	2,533,606
Income tax expense	280,000	290,000	4,000	574,000
Net income	254,542	311,308	4,850	570,700
Total assets	11,925,388	5,584,882	426,310	17,936,580
Additions to fixed assets	1,114,325	638,327	104,089	1,856,741
Additions to goodwill and intangible assets	567,188	1,725,084	–	2,292,272

2002	HSMS	TAS	Safe Com	Consolidated
Revenue	$ 11,941,520	$ 2,664,361	$ 186,534	$ 14,792,415
Interest expense	107,935	21,115	–	129,050
Depreciation and amortization	1,991,667	70,504	31,843	2,094,014
Income tax expense	21,000	251,000	–	272,000
Net income (loss)	12,146	155,238	(11,765)	155,619
Total assets	14,174,094	2,534,526	272,027	16,980,647
Additions to fixed assets	1,208,822	58,260	80,400	1,347,482
Additions to goodwill and intangible assets	608,791	124,227	–	733,018

14. Contingencies

In addition to the FCC inquiry described in Note 1, the Company is aware of various threatened or pending litigation claims against the Company relating to its products and services and arising in the ordinary course of its business. At December 31, 2004 and 2003, no liability has been recorded in the accompanying financial statements as the conditions for an accrual have not been met. The Company has given its insurance carrier notice of such claims and the Company believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

LEGAL PROCEEDINGS.

The Company is aware of various threatened or pending litigation claims against the Company relating to its products and arising in the ordinary course of its business. The Company has given its insurance carrier notice of such claims and it believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

OFFICERS

Howard M. Siegel
Chairman of the Board
Chief Executive Officer

Jack Rhian
President, Chief Operating Officer

Richard, Rallo, CPA
Chief Financial Officer

Frederic S. Siegel
Director, Senior Vice President,
Business Development

John Rogers
Vice President,
Operations and Secretary

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
Chief Executive Officer
American Medical Alert Corp.

John ST Gallagher
Deputy Executive
Nassau County Health and
Human Services

James LaPolla
President and Chief Executive Officer
Home Health Management Services, Inc.

Ronald Levin
President
Ron Levin Associates

Jack Rhian
President, Chief Operating Officer
American Medical Alert Corp.

Frederic S. Siegel
Senior Vice President,
Business Development
American Medical Alert Corp.

Yacov Shamash, Ph.D
Dean of the College of Engineering
SUNY Stonybrook

EXECUTIVE OFFICES

3265 Lawson Blvd.
Oceanside, New York 11572

ENGINEERING OFFICES

Fellowship Business Center
520 Fellowship Road • Unit A-106
Mt. Laurel, New Jersey 08054

CALL CENTERS

NEW YORK
H-LINK® OnCall
36-36 33rd Street
Long Island City, NY 11106

NEW JERSEY
LIVE MESSAGE AMERICA
609 South White Horse Pike
Audobon, NJ 08106

REGIONAL OFFICES

SOUTHEAST REGION
910 Church Street • Suite 203
Decatur, Georgia 30030

MIDWEST REGION
17040 South Oak Park Avenue
Tinley Park, Illinois 60477

WESTERN REGION
12543 North Highway 83 • Suite 300
Parker, Colorado 80134

SERVICE FACILITIES

169-10 Crocheron Avenue
Flushing, New York 11358

2512 Artesia Boulevard
Suite 110
Redondo Beach, California 90278

COUNSEL

Moses & Singer LLP
1301 Avenue of the Americas
40th Floor
New York, New York 10019

Korn & Spirn
50 Clinton Street
Hempstead, New York 11550

Greenberg Traurig
200 Park Avenue
Met Life Building
New York, New York 10166

AUDITORS

Margolin, Winer & Evens LLP
400 Garden City Plaza
Garden City, New York 11530

INVESTOR RELATIONS

Cameron & Associates
1370 Avenue of the Americas
Suite 902
New York, NY 10119

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

August 18, 2005 – 10:00 a.m.
The Bank of New York
1 Wall Street
New York, New York 10286

WORLD WIDE WEB ADDRESS

www.amac.com

10 – KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary,
John Rogers,
American Medical Alert Corp.,
3265 Lawson Boulevard
P.O. Box 40
Oceanside, New York 11572